Form 10KSB, Exhibit 13
period 2004-09-30
CITIZENS COMMUNITY BANCORP
filed 2004-12-29
CIK 1273805

EXHIBIT 13

# Citizens Community Bancorp

## 2004 Annual Report

Next Page

TABLE OF CONTENTS

Chairman's Message	1
Selected Consolidated Financial Information	2
Management's Discussion and Analysis of Financial
Condition and Results of Operations	4
Consolidated Financial Statements	20
Stockholder Information	48
Corporate Information	49

Next Page

FROM YOUR CHAIRMAN

Dear Fellow Stockholders,

            The year 2004 marked the establishment of Citizens Community Bancorp – an entity composed from the past and designed for the future.

            Established in March 2004, Citizens Community Bancorp serves as the mid–tier holding company for Citizens Community Federal, a federal savings association with a long history of providing personalized financial services.

            Over the years, Citizens Community Federal has developed two extraordinary strengths: fiscal management and customer service. Yet it had become clear that in order to preserve those strengths for the future, the bank had to invest in its ability to grow. The reorganization that was completed this year helped structure our business in a form that – for the first time – enabled us to access capital markets. Since then, Citizens has experienced growth that is exciting, profitable and long–term.

            For the year ended September 30, 2004, Citizens Community Bancorp's total assets increased by $31.6 million, or 24.2%, to $162.0 million while earnings increased $239,048, from $597,497 to $836,545.

            Importantly, stockholder's equity increased $8.6 million to $19.6 million at September 30, 2004. The increase for the period was largely a result of $7.9 million of net capital raised in the stock offering which was part of this year's reorganization.

            In short, well–managed growth is a significant part of Citizens' plans for ensuring long–term financial strength. While we recognize the need to pursue a path of growth, we will remain committed to the strengths that got us here – strengths that are rooted in meeting the needs of the customers we serve each and every day. By remaining faithful to those strengths, we believe we are well positioned to meet the needs of customers and stockholders alike.

/s/ Richard McHugh Richard McHugh Chairman

Next Page

SELECTED CONSOLIDATED FINANCIAL INFORMATION

            The summary information presented below under "Selected Financial Condition Data" and "Selected Operations Data" for, and as of the end of, each of the years ended September 30 is derived from our audited financial statements. The following information is only a summary and you should read it in conjunction with our financial statements and notes beginning on page 20.

	September 30,
	2004	2003	2002	2001	2000
	(In Thousands)
Selected Financial Condition Data:
Total assets	$161,980	$130,400	$115,257	$108,083	$98,750
Loans receivable, net	152,376	123,107	104,091	93,618	90,935
Interest–bearing certificates
of deposit	--	--	1,485	6,931	720
Deposits	127,976	114,963	104,429	98,128	89,336
Total borrowings	13,500	3,700	--	--	--
Retained earnings	19,606	10,991	10,393	9,729	9,169

	Year Ended September 30,
	2004	2003	2002	2001	2000
	(In Thousands)
Selected Operations Data:
Total interest income	$9,619	$8,880	$8,493	$8,822	$8,123
Total interest expense	2,889	3,178	3,859	4,844	4,148
Net interest income	6,730	5,702	4,634	3,978	3,976
Provision for loan losses	396	406	375	230	202
Net interest income after provision for loan
losses	6,334	5,296	4,259	3,748	3,774
Fees and service charges	1,038	1,009	821	782	660
Gain (loss) on sales of loans, mortgage–backed
securities and investment securities	--	--	--	--	--
Other non–interest income	331	323	286	218	273
Total non–interest income	1,369	1,332	1,107	1,000	933
Total non–interest expense	6,323	5,641	4,675	4,189	3,928
Income before taxes	1,380	987	691	559	779
Income tax provision(1)	543	390	27	--	--
Net income	$ 837	$ 597	$ 664	$ 559	$ 779

Next Page

Selected Financial Ratios and Other Data

	September 30,
	2004	2003	2002	2001	2000
Performance Ratios
Return on assets (ratio of net income to average total assets)	0.57%	0.49%	0.60%	0.54%	0.79%
Return on assets, net of tax(1)	0.57%	0.49%	0.37%	0.33%	0.48%
Return on equity (ratio of net income to average
equity)	5.47%	5.59%	6.61%	5.92%	8.87%
Return on equity, net of tax(1)	5.47%	5.59%	4.15%	3.58%	5.36%
Interest rate spread information
Average during period	4.50%	4.82%	4.30%	3.99%	4.25%
End of period	4.59%	4.80%	4.74%	3.88%	4.43%
Net interest margin	4.70%	4.90%	4.39%	4.14%	4.38%
Ratio of operating expense to average total assets	4.33%	4.59%	4.19%	4.05%	4.00%
Ratio of average interest-bearing assets to
average interest bearing liabilities	1.10%	1.05%	1.03%	1.03%	1.11%

Quality Ratios
Non–performing assets to total assets at end
of period	0.43%	0.43%	0.53%	0.37%	0.40%
Allowance for loan losses to non–performing
loans	79.51%	82.92%	65.36%	75.74%	84.09%
Allowance for loan losses to net loans	0.36%	0.38%	0.34%	0.33%	0.37%

Capital Ratios
Equity to total assets at end of period	12.10%	8.43%	9.02%	9.00%	9.29%
Average equity to average assets	10.46%	8.70%	9.01%	9.14%	8.93%

Other Data
Number of full-service offices	10(2)	8	7	6	6
_________________
(1)	Until its conversion to a federally chartered mutual savings bank on December 10, 2001, Citizens Community Federal was a credit union, exempt from federal and state income taxes. Had Citizens Community Federal been subject to federal and state income taxes for the fiscal years ended September 30, 2002, 2001, 2000 and 1999, income tax expense would have been approximately $273,000, $221,000, $308,000 and $260,000, respectively, and net income would have been approximately $418,000, $338,000, $471,000 and $399,000, respectively.
(2)	Includes Oakdale, Minnesota Branch, which opened on October 1, 2004.

Next Page

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

            Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest–earning assets, consisting primarily of loans, investment securities and interest–bearing deposits with other financial institutions, and the interest we pay on our interest–bearing liabilities, consisting primarily of savings accounts, money market accounts, time deposits and borrowings. Our results of operations are also affected by our provision for loan losses, noninterest income and noninterest expense. Noninterest income consists primarily of service charges on deposit accounts, insurance commissions and loan fees and service charges. Noninterest expense includes salaries and employee benefits, occupancy, equipment, data processing costs and deposit insurance premiums. Our results of operations may also be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Forward Looking Statements

            This report contains forward–looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward–looking statements to be covered by the safe harbor provisions for forward–looking statements contained in the Private Securities Reform Act of 1995, and are including this statement for purposes of these safe harbor provisions. "Forward–looking statements", which are based on certain assumptions and describe future plans, strategies and expectations of Citizens Community Bancorp may be identified by the use of words such as "believe," "expect," "anticipate," "should," "planned," "estimated," and "potential." Examples of forward–looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates and most other statements that are not historical in nature. These factors include, but are not limited to, general and local economic conditions, changes in interest rates, deposit flows, demand for mortgage, consumer and other loans, real estate values, competition, changes in accounting principles, policies, or guidelines, changes in legislation or regulation, and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services. These risks and uncertainties should be considered in evaluating forward–looking statements and undue reliance should not be placed on such statements. Further information concerning Citizens Community Bancorp and its business, including additional factors that could materially affect our financial results, is included in our filings with the Securities and Exchange Commission.

Evolution of Business Strategy

            Citizens Community Bancorp (the "Company") is a federally chartered holding company formed on March 29, 2004, for the purpose of acquiring all of the common stock of Citizens Community Federal (the "Bank") concurrent with its reorganization and stock issuance plan. The reorganization was consummated on March 29, 2004. In connection with the reorganization, the Company sold 978,650 shares of its common stock, par value of $0.01 per share, in a subscription offering, and issued 2,063,100 shares to Citizens Community MHC ("CCMHC"), raising

Next Page

approximately $8.9 million net of costs. The Company is a majority owned subsidiary of CCMHC, a federally chartered mutual holding company.

            Historically, we were a federal credit union. We accepted deposits and made loans to members, who were the people who lived, worked or worshiped in the Wisconsin counties of Chippewa and Eau Claire, and parts of Pepin, Buffalo and Trempealeau. In addition, this included businesses and other entities located in these counties, and members and employees of the Hocak Nation.   In December 2001, we converted to a federal mutual savings bank in order to better serve our customers and the local community through the broader lending ability of a federal savings bank, and to expand our customer base beyond the limited field of membership permitted for credit unions. As a federal savings bank, we have expanded authority in structuring residential mortgage and consumer loans, and the ability to make commercial loans, although the Bank does not currently have any immediate plans to commence making commercial loans.

            We have utilized this expanded lending authority to significantly increase our ability to market one– to four–family residential lending. Most of these loans are originated through our internal marketing efforts and our existing and walk–in customers. We typically do not rely on real estate brokers and builders to help us generate loan originations.

            In order to differentiate ourselves from our competitors, we have stressed the use of personalized branch–oriented customer service. Rather than building additional electronic means for our customers to conduct banking, we have structured operations around a branch system that is staffed with knowledgeable and well–equipped employees. A key to ensuring a high level of quality customer service is our ongoing commitment to training all levels of our staff.

            Our current business strategy is to operate as a well–capitalized, profitable, community–oriented savings bank dedicated to providing quality customer service. We intend to continue to be primarily a one– to four–family and consumer lender. Subject to capital requirements and our ability to continue to grow in a reasonable and prudent manner, we may open additional branches as opportunities arise. There can be no assurances that we will successfully implement our strategy.

Comparison of Operating Results for the Years Ended September 30, 2004 and September 30, 2003

            General. The Company's results of operations depend primarily on the level of its net interest margin, its provision for loan losses, its non–interest income and its operating expenses. Net interest income depends on the volume of and rate associated with interest earning assets and interest–bearing liabilities which result in net interest margin. Net income increased 40.0% to $837,000 for the year ended September 30, 2004 from $597,000 for the year ended September 30, 2003. The growth of net income at the Bank was primarily a result of an increase in interest income due to an increase in loan activity and steady net interest margin and interest spread.

            Interest Income. Total interest income increased by $791,000 or 9.0% to $9.6 million for the year ended September 30, 2004. The primary factor for the increase in interest income was the $29.3 million increase in the balance of loans receivable from $123.1 million for the year ended September 30, 2003 to $152.4 million for the year ended September 30, 2004. The increase was the result of loan originations exceeding repayments due to strong demand and continued lower interest rates in fiscal 2004. The yield on loans receivable decreased to 6.90%, from 7.69% reflecting the

Next Page

decrease in market rates of interest. The increase in loan demand was a result of strong internal marketing and the addition of the Mankato, Minnesota branch.

            Interest Expense. Total interest expense decreased $288,000 or 9.1% to $2.9 million for the year ended September 30, 2004, from $3.2 million for the year ended September 30, 2003. The decrease in interest expense resulted primarily from a decrease in interest expense on deposit accounts. Interest expense on deposits decreased $400,000 or 12.6%, to $2.8 million for the year ended September 30, 2004, from $3.2 million for fiscal 2003. The decrease resulted from a 67 basis point decrease in the average cost of deposits to 2.22% from 2.89%, reflecting generally lower market rate of interest in fiscal 2004, partially offset by an increase in average deposits outstanding. The cost of borrowed funds increased from $2,000 for the year ended September 30, 2003, to $114,000 for the year ended September 30, 2004, an increase of $112,000. The increase was primarily a result of utilization of advances from the Federal Home Loan Bank of Chicago to fund increased loan demand as management sought the most cost–effective source of funds. The use of borrowed funds helped to keep deposit yields lower than would have been necessary to attract the additional funding for loan demand.

            Net Interest Income. Net interest income increased 18.0% to $6.7 million for the year ended September 30, 2004, from $5.7 million for the year ended September 30, 2003. The average interest spread for fiscal 2004 was unchanged from the average spread for 2003 of 4.82%. The average interest rate margin increased 22 basis points to 4.50% from 4.72%. The net interest spread and net interest margin performance was a result of an increase in average loans receivable and the decrease in interest expense offsetting the decrease in average loan yield. We anticipate the decline in the cost of funds, as well as the yield on loans receivable, to slow and then rise slowly in anticipation of a slow upward interest rate environment in the year ahead.

            Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, at a level management believes will reflect probable incurred credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions.

            In fiscal 2004, we recorded a provision for loan losses of $396,000, compared to $406,000 in 2003. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available, or as future events change. The allowance for loan losses as a percentage of loans receivable decreased to .36% at September 30, 2004, from .38% at September 30, 2003. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates. Non–performing assets were approximately $697,000 at September 30, 2004, as compared to $562,000 at September 30, 2003. The primary cause of the increase was a one– to four–family real estate mortgage loan in the amount of $88,831 that became delinquent. The loan is secured by a first mortgage on a single family home appraised at $140,000. No loss from this loan is anticipated.

            Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to

Next Page

recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of September 30, 2004 is maintained at a level that represents management's best estimate of probable losses inherent in the loan portfolio, and such losses were both probable and reasonably estimable.

            Non–Interest Income. Total non–interest income for the year ended September 30, 2004 increased $36,000 from fiscal 2003. The increase came primarily from additional fee income generated through product lines that were added during the calendar year 2003 for closing fees, form fees and GAP insurance. Management anticipates the addition in fee income provided by the new lines to continue in the future.

            Non–Interest Expense. Total non–interest expense for the year ended September 30, 2004 increased 12.1% to $6.3 million from $5.6 million for the year ended September 30, 2003. Salary increases represented 53.7% of the period increase. The increase was primarily due to normal salary increases and the additional staffing and operational expenses affiliated with the Mankato branch which was acquired on November 1, 2003. The Mankato branch currently has four full–time–equivalent employees.

            Income Tax Expense. Income tax expense increased to $543,000, or 39.5% of income before income taxes for the year ended September 30, 2004, from $390,000, or 39.5% of income before income taxes for the year ended September 30, 2003. The increase was due to the increase in income before taxes.

Comparison of Operating Results for the Years Ended September 30, 2003 and September 30, 2002

            General. Net income decreased $67,000, or 10.1%, to $597,000 for the year ended September 30, 2003 from $665,000 for the year ended September 30, 2002. The decrease in net income resulted primarily from an increase in noninterest expense, an increase in income tax expense and an increase in the provision for loan losses, partially offset by an increase in net interest income and an increase in noninterest income. Had we not been exempt from income tax due to our credit union status during a portion of fiscal 2002, and not received a tax benefit for the year ended September 30, 2002, our net income for fiscal 2002 would have been $418,000, or 30.0% less than fiscal 2003.

            Interest Income. Total interest income increased by $350,000, or 4.1%, to $8.8 million for the year ended September 30, 2003 from $8.5 million for the year ended September 30, 2002. The primary factor for the increase in interest income was the $14.7 million increase in the average balance of loans receivable from $98.9 million for the year ended September 30, 2002 to $113.6 million for the year ended September 30, 2003. The increase was the result of loan originations exceeding repayments due to strong demand, reflecting generally lower interest rates in fiscal 2003. The average yield on loans receivable decreased to 7.69% from 8.32%, reflecting decreased market rates of interest.

            Interest income from interest–bearing deposits decreased $87,000, or 85.3%, to $15,000 for the year ended September 30, 2003 from $102,000 for the year ended September 30, 2002. The decrease resulted from a decrease in the average balance to $743,000 from $2.3 million, which was due to the maturity of our certificates of deposit in other financial institutions and the utilization of the proceeds to fund new loan originations.

Next Page

            Interest Expense. Total interest expense decreased $682,000, or 17.7%, to $3.2 million for the year ended September 30, 2003 from $3.9 million for the year ended September 30, 2002. The decrease in interest expense resulted primarily from a decrease in interest expense on deposit accounts. Interest expense on deposits decreased $684,000, or 17.7%, to $3.2 million for the year ended September 30, 2003 from $3.9 million for fiscal 2002. The decrease resulted from a 92 basis point decrease in the average cost of deposits to 2.89% from 3.81%, reflecting generally lower market rates of interest in fiscal 2003.

            Net Interest Income. Net interest income increased by $1.1 million, or 23.1%, to $5.7 million for the year ended September 30, 2003 from $4.6 million for fiscal 2002. The net interest rate spread and the net interest margin increased during the period, reflecting lower levels of rates paid on deposits and a change in asset mix due to increased loan demand, which was partially funded with proceeds from the maturity of lower yielding certificates of deposit in other financial institutions. The net interest spread increased 38 basis points to 4.72% from 4.34% while the net interest margin increased 43 basis points to 4.87% from 4.44%.

            Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, at a level management believes will reflect probable incurred credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. In fiscal 2003, we recorded a provision for loan losses of $406,000, compared to $375,000 in 2002, to reflect an 18.3% increase in gross loans, including a 30.5% increase in first mortgages on residential real estate. New loan volume increased to $87.4 million in 2003 from $71.8 million in 2002, consisting of the same types of loans in both years.

            This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. The allowance for loan losses as a percentage of loans outstanding increased to .38% at September 30, 2003 from .33% at September 30, 2002. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates. Nonperforming assets were approximately $562,000 and $607,000 at September 30, 2003 and 2002, respectively.

            Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of September 30, 2003 is maintained at a level that represents management's best estimate of inherent losses in the loan portfolio, and such losses were both probable and reasonably estimable.

            Noninterest Income. Noninterest income increased $225,000, or 20.3%, to $1.3 million for the year ended September 30, 2003 from $1.1 million for fiscal 2002, as a result of increases in customer service fees of $126,000 on deposit accounts, due primarily to growth in demand accounts, and loan fees of $62,000, due to increased lending activity. Loan fees and service charges consist of credit card fees, loan closing and document fees, and late charges.

Next Page

            Noninterest Expense. Noninterest expense increased $967,000, or 20.7%, to $5.6 million for the year ended September 30, 2003 from $4.7 million for the year ended September 30, 2002. This increase was primarily the result of an $859,000 increase in salaries and employee benefits due to additional loan personnel to support increased loan demand and the acquisition of a new branch. Occupancy expense also increased $249,000 as we added additional branches. These increases were partially offset by a $202,000 reduction in other expenses, due to one–time charges associated with the charter change during fiscal 2002 not recurring in fiscal 2003.

            Income Tax Expense. Income tax expense increased to $390,000, or 39.5%, of income before income taxes for the year ended September 30, 2003 from $27,000, or 3.8%, of income before income taxes for the year ended September 30, 2002. The primary difference between the federal statutory rate of 34% and the bank's effective tax rate of 39.5% is state income tax. As a credit union, no income tax expense was recorded due to our not–for–profit status. Upon conversion to a thrift charter in December 2001, we recorded a tax benefit of $194,000 as a result of a change in tax status and in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Had we been a thrift for all of fiscal 2002, our income tax expense would have been $273,000 in fiscal 2002, for an effective tax rate of 39.5%.

Comparison of Financial Condition at September 30, 2004 and September 30, 2003

            Total Assets. Total assets of the Company as of September 30. 2004 were $162.0 million as compared to $130.4 million as of September 30, 2003, an increase of 24.2%. Assets increased primarily as a result of an increase in loan receivables. One contributing factor to the increase was the purchase of the branch in Mankato, Minnesota on November 1, 2003, which included $701,000 in loans and $24,000 in equipment.

            Loans Receivable. Loan demand was strong in 2004.   Total loans, net of allowance for loan losses, increased by 23.8 % from $123.1 million as of September 30, 2003 to $152.4 million as of September 30, 2004. Loan demand was strong in 2004 as a result of internal marketing efforts and the addition of the Mankato branch. Management expects continued strong loan demand in 2005 as a result of our continuing internal marketing and the addition of the Oakdale, Minnesota branch October 1, 2004. At September 30, 2004, the loan portfolio included $95.4 million, or 62.4% of loans secured by real estate, $57.4 million or 37.5% of consumer loans, and commercial loans of $115,000, or less than 1% of total loans. At September 30, 2003 the mix of loan portfolio included real estate loans of $76.0 million or 61.5% of total loans, consumer loans of $47.6 million or 38.5% of total loans and commercial loans of $26,000, less than 1% of total loans.

            Deposits. Deposits as of September 30, 2004 were $128.0 million, compared to $115.0 million as of September 30, 2003, an increase of $13.0 million, or 11.3%. The majority of the deposit growth came from the purchase of the Mankato branch described previously. Management continues to seek deposit growth when rates are favorable in a particular market location.

            Borrowed Funds. Federal Home Loan Bank advances increased from $3.7 million at September 30, 2003 to $13.5 million on September 30, 2004, as the need to borrow funds to support loan demand increased. Management will continue to balance best use of deposit growth vs. borrowed funds in 2005.

            Stockholders' Equity. Stockholders' equity at September 30, 2004 was $19.6 million compared to $11.0 million at September 30, 2003, as a result of the net proceeds from the sale of the stock and net income of $837,000.

Next Page

Average Balances, Net Interest Income, Yields Earned and Rates Paid

            The following table presents for the periods indicated the total dollar amount of interest income from average interest–earning assets and the resultant yields, as well as the interest expense on average interest–bearing liabilities, expressed both in dollars and rates. Also presented is the weighted average yield on interest–earning assets, rates paid on interest–bearing liabilities and the resultant spread at September 30, 2004. No tax equivalent adjustments were made. All average balances were calculated using beginning and end of year balances, which would not result in materially different rates from those calculated using average monthly or daily balances. Non–accruing loans have been included in the table as loans carrying a zero yield.

	At September 30,	Year Ended September 30,
	2004	2004			2003			2002
	Average Yield/ Cost	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
		(Dollars in Thousands)
Interest-Earning Assets:
Cash equivalents	1.02%	$ 4,133	$ 30	0.73%	$ 1,159	$ 41	3.54%	$ 2,705	$ 131	4.84%
Loans receivable(1)	6.78	138,252	9,545	6.90	113,599	8,732	7.69	98,854	8,224	8.32
Certificates of deposit	--	--	--	--	743	15	2.02	2,278	102	4.48
FHLB stock	6.00	749	45	6.01	612	41	6.70	276	22	7.97
Total interest–earning assets	6.75	143,134	9,620	6.72	116,113	8,829	7.60	104,113	8,479	8.14

Interest–Bearing Liabilities:
Savings accounts	0.79	14,020	115	0.82	13,601	115	0.85	12,551	160	1.27
Demand accounts(2)	0.27	11,003	31	0.28	9,966	30	0.30	9,251	32	0.35
Money market accounts	1.82	19,739	389	1.97	13,703	216	1.58	11,082	250	2.26
CDs	2.86	67,553	1,969	2.91	63,571	2,451	3.86	60,279	3,006	4.99
IRAs	3.04	9,156	302	3.30	8,857	363	4.10	8,206	411	5.01
FHLB advances	1.54	8,600	83	0.97	383	2	0.52	––	––	––
Total interest–bearing liabilities	2.16	130,071	$2,889	2.22	110,081	3,177	2.89	101,369	3,859	3.81

Net interest income			$6,731			$5,652			$4,620
Net interest rate spread	4.59%			4.50%			4.72%			4.34%
Net interest margin(3)				4.70%			4.87%			4.44%
Average interest–earning assets to
average interest–bearing liabilities			1.10x			1.05x			1.03x
_________________
(1)   Calculated net of loan fees ($(1) in 2004, $50 in 2003 and $13 in 2002), loan discounts, loans in process and allowance for losses on loans.
(2)   Includes $4.5 million, $3.7 million and $3.3 million of non–interest–bearing demand deposits at September 30, 2004, 2003 and 2002, respectively.
(3)   Net interest income divided by interest–earning assets.

Next Page

Rate/Volume Analysis

            The following table presents the dollar amount of changes in interest income and interest expense for major components of interest–earning assets and interest–bearing liabilities. For each category of interest–earning assets and interest–bearing liabilities, information is provided on changes attributable to (1) changes in volume, which are changes in volume multiplied by the old rate, and (2) changes in rate, which are changes in rate multiplied by the old volume. Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended September 30,
	2004 vs. 2003
	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)
	(In Thousands)
Interest–earning assets:
Loans receivable(1)	$1,767	$ (954)	$ 813
Other	42	(64)	(22)

Total interest–earning assets	$1,809	$(1,018)	$ 791

Interest–bearing liabilities:
Savings accounts	$ 3	$ (3)	$ ––
Demand accounts	3	(2)	1
Money market accounts	110	63	173
IRA accounts	146	(628)	(482)
Certificates of deposit	12	(73)	(61)
FHLB advances	78	3	81

Total interest–bearing liabilities	$ 353	$ (641)	(288)

Net interest income			$1,079
            ______________
            (1)   Calculated net of loan fees of $(1) in 2004 and $50 in 2003.

Liquidity and Commitments

            We are required to have enough investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure a safe and sound operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained. At September 30, 2004, our liquidity ratio, which is our liquid assets as a percentage of net withdrawable savings deposits with a maturity of one year or less and current borrowings was 7.1%.

            Citizens Community Federal's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. Citizens Community Federal's primary

Next Page

sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and other short–term investments and funds provided from operations. While scheduled payments from the amortization of loans and maturing short–term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, Citizens Community Federal invests excess funds in short–term interest–earning assets, which provide liquidity to meet lending requirements. Citizens Community Federal also generates cash through borrowings. Citizens Community Federal utilizes Federal Home Loan Bank advances to leverage its capital base and provide funds for its lending and investment activities, and to enhance its interest rate risk management.

            Liquidity management is both a daily and long–term function of business management. Excess liquidity is generally invested in short–term investments such as overnight deposits or certificates of deposit in other financial institutions. On a longer term basis, Citizens Community Federal maintains a strategy of investing in various lending products as described in greater detail under "Business of Citizens Community Federal – Lending Activities." Citizens Community Federal uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, and to fund loan commitments. At September 30, 2004, the total approved loan origination commitments outstanding amounted to $445,000. At the same date, unused lines of credit were $5.1 million. Certificates of deposit scheduled to mature in one year or less at September 30, 2004, totaled $38.0 million. Although the average cost of deposits has decreased throughout fiscal 2004, management's policy is to maintain deposit rates at levels that are competitive with other local financial institutions. Based on the competitive rates and on historical experience, management believes that a significant portion of maturing deposits will remain with Citizens Community Federal. In addition, the Bank has the ability as of September 30, 2004 to borrow an additional $39.5 million from the Federal Home Loan Bank of Chicago as a funding source to meet commitments and for liquidity purposes.

Capital

            Consistent with its goals to operate a sound and profitable financial organization, Citizens Community Federal actively seeks to maintain a "well capitalized" institution in accordance with regulatory standards. Total equity was $15.2 million at September 30, 2004, or 9.4% of total assets on that date. As of September 30, 2004, Citizens Community Federal exceeded all capital requirements of the Office of Thrift Supervision. Citizens Community Federal's regulatory capital ratios at September 30, 2004 were as follows: core capital 9.2%; Tier I risk–based capital, 13.6%; and total risk–based capital, 14.0%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0% and 10.0%, respectively. As a result of converting to the thrift charter, Citizens Community Federal is also required to maintain core capital of at least 8.0% until December 2004.

Impact of Inflation

            The consolidated financial statements presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

            Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest

Next Page

rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of our assets and liabilities are critical to the maintenance of acceptable performance levels.

            The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

Recent Accounting Pronouncements

            The Financial Accounting Standard Board ("FASB") recently issued the following accounting standards related to the financial services industry:

            The FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock–Based Compensation–Transition and Disclosure," which is effective for fiscal years beginning after December 15, 2003. This statement amends SFAS No. 123, "Accounting for Stock–Based Compensation," to provide alternative methods of transition for companies that voluntarily change to the fair value based method of accounting for stock–based employee compensation. It also requires prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock–based employee compensation. Implementation of this statement is not expected to have a material impact on our financial position or results of operations.

            The FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement of Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for certain contracts entered into or modified after June 30, 2003, and for certain hedging relationships designated after June 30, 2003. Implementation of this statement did not have a material impact on our financial position or results of operations because we currently do not have any derivative instruments or engage in any hedging activities.

            The FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. Implementation of this statement did not have a material effect on our financial position or results of operations.

            In November 2002, the FASB issued interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," (FIN 45). This interpretation elaborates on the disclosures to be made by a guarantor in its interim

Next Page

and annual financial statements about its obligations under certain guarantees that it has issued. The interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions for FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures required by FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The requirements of FIN 45 did not have a material impact on our results of operations, financial position, or liquidity.

            The FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation defined a variable interest entity as a corporation, partnership, trust, or any other legal structure used for the business purpose that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. This interpretation will require a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual return. The provisions of this interpretation are required to be applied immediately to variable interest entities created after January 31, 2003. We do not have any variable interest entities and, accordingly, the implementation of this interpretation did not result in any impact on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

            Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

            How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In monitoring interest rate risk we continually analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rates.

            In order to manage the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we adopted asset and liability management policies to better align the maturities and repricing terms of our interest–earning assets and interest–bearing liabilities. These policies are implemented by the asset and liability management committee. The asset and liability management committee is comprised of members of senior management. The asset and liability management committee establishes guidelines for and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The asset and liability management committee generally meets on a weekly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections pursuant to net present value of portfolio equity analysis. At each meeting, the asset and liability management committee recommends strategy

Next Page

changes, as appropriate, based on this review. The committee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the board of directors on a monthly basis.

            In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have focused our strategies on:

•	originating first mortgage loans, with a clause allowing for payment on demand after a stated period of time,
•	originating shorter–term consumer loans,
•	originating prime–based home equity lines of credit,
•	managing our deposits to establish stable deposit relationships,
•	using FHLB advances to align maturities and repricing terms, and
•	attempting to limit the percentage of long term fixed–rate loans in our portfolio which do not contain a payable on demand clause.

At times, depending on the level of general interest rates, the relationship between long– and short–term interest rates, market conditions and competitive factors, the asset and liability management committee may determine to increase Citizens Community Federal's interest rate risk position somewhat in order to maintain its net interest margin.

            In light of our performance in 2004, our strategies have proved to be effective. Credit quality continued to be positive with delinquency and charge–off ratios remaining low. Interest rate risk, defined by net portfolio value, continued to show minimal risk. By continuing to use our Payment On Demand clauses on our first mortgage loan originations, less than five percent of the Bank's assets were represented by long–term, fixed–rate first mortgage loans. The Bank's profitability increased significantly compared to the previous year with capital levels remaining on target.

            As part of its procedures, the asset and liability management committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity. Market value of portfolio equity is defined as the net present value of an institution's existing assets, liabilities and off–balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by the board of directors of Citizens Community Federal.

            The following table sets forth, at September 30, 2004, an analysis of Citizen Community Federal's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (±300 basis points, measured in 100 basis point increments). As of September 30, 2004, due to the current level of interest rates, the Office of Thrift Supervision no longer provides NPV estimates for decreases in interest rates greater than 100 basis points.

Next Page

Change in Interest Rates in Basis Points ("bp") (Rate Shock in Rates)(1)
	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets
	Amount	Change	Change	NPV Ratio	Change
	(Dollars in Thousands)
+300 bp	$16,692	$(1,765)	(10)%	10.35%	(78)bp
+200 bp	17,333	(1,124)	(6)	10.64	(49)
+100 bp	17,968	(489)	(3)	10.93	(20)
0 bp	18,457	–––	–––	11.13	–––
–100 bp	18,531	74	(0)	11.11	(2)
–200 bp	n/m(2)	n/m(2)	n/m(2)	n/m(2)	n/m(2)
–300 bp	n/m(2)	n/m(2)	n/m(2)	n/m(2)	n/m(2)
___________
(1)	Assumes an instantaneous uniform change in interest rates at all maturities.
(2)	Not meaningful because some market rates would compute to a rate less than zero.

            For comparative purposes, the table below sets forth, at September 30, 2003, an analysis of the Bank's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (±300 basis points, measured in 100 basis point increments).

Change in Interest Rates in Basis Points ("bp") (Rate Shock in Rates)(1)
	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets
	Amount	Change	Change	NPV Ratio	Change
	(Dollars in Thousands)
+300 bp	$13,806	$(405)	(3)%	10.41%	(8)bp
+200 bp	14,050	(160)	(1)	10.52	2
+100 bp	14,207	(3)	–––	10.56	6
0 bp	14,211	–––	–––	10.49	–––
–100 bp	13,976	(234)	(2)	10.27	(22)
–200 bp	n/m(2)	n/m(2)	n/m(2)	n/m(2)	n/m(2)
–300 bp	n/m(2)	n/m(2)	n/m(2)	n/m(2)	n/m(2)

___________
(1)	Assumes an instantaneous uniform change in interest rates at all maturities.
(2)	Not meaningful because some market rates would compute to a rate less than zero.

            The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

            The assumptions used by management to evaluate the vulnerability of Citizens Community Federal's operations to changes in interest rates in the table above are utilized in, and set forth under, the gap table below. Although management finds these assumptions reasonable, the interest rate sensitivity of Citizens Community Federal's assets and liabilities and the estimated effects of changes in interest rates on Citizens Community Federal's net interest income and market value of portfolio equity indicated in the above table could vary substantially if different assumptions were used or actual experience differs from such assumptions.

Next Page

            The following table summarizes the anticipated maturities or repricing of Citizens Community Federal's interest–earning assets and interest–bearing liabilities at September 30, 2004, based on the information and assumptions set forth below.

	Six Months or Less	Over Six Months to One Year	Over One to Three Years	Over Three to Five Years	Over Five Years	Total
	(Dollars in Thousands)

Real estate mortgage loans	$16,924	$13,605	$34,771	$16,481	$13,666	$ 95,447
Consumer loans	29,998	18,656	8,150	680	––	57,484
Cash equivalents	5,242	––	––	––	––	5,242
Total interest–earning assets	52,164	32,261	42,921	17,161	13,666	158,173

Savings accounts	1,542	1,542	11,843	473	20	15,420
Demand and money market	6,714	6,716	10,075	2,519	4,590	30,614
Certificates of deposit	23,535	14,461	36,687	2,798	––	77,481
FHLB advances	13,500	––	––	––	––	13,500
Total interest–bearing liabilities	45,291	22,719	58,605	5,790	4,610	137,015

Interest–earning assets less interest–bearing liabilities	$ 6,873	$ 9,542	$(15,684)	$11,371	$ 9,056	$ 21,158

Cumulative interest rate sensitivity gap	$ 6,873	$16,415	$ 731	$12,102	$21,158	$ 21,158

Cumulative interest rate gap as a percentage of assets at September 30, 2004	4.24%	10.13%	0.45%	7.47%	13.06%	13.06%

Cumulative interest rate gap as a percentage of interest–earning assets at September 30, 2004	4.35%	10.38%	0.46%	7.65%	13.38%	13.38%

            The difference between repricing assets and liabilities for a specific period is referred to as the GAP. An excess of repriceable assets over liabilities is referred to as a positive gap. An excess of repriceable liabilities over assets is referred to as a negative gap. The cumulative gap is the summation of the gap for all periods to the end of the period for which the cumulative gap is being measured.

            Assets and liabilities scheduled to reprice are included in the period in which the rate is next scheduled to adjust rather than in the period in which the assets or liabilities are due. Fixed–rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, as adjusted to take into account estimated prepayments based on OTS prepayment tables. No effect is given to the payable on demand clause in certain mortgage loans originated by Citizens Community Federal.

            As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, a limited amount of our assets have features which restrict changes in interest rates on a short–term basis and over the life of the asset. Further, if

Next Page

interest rates change, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Critical Accounting Policies

            There are certain accounting policies that we have established which require us to use our judgment. The only critical accounting policy, in addition to the policies included in Note 1, "Summary of Significant Accounting Policies," to the Financial Statements, is as follows:

            Allowance for Loan Losses. Establishing the amount of the allowance for loan losses requires the use of our judgment. We evaluate our assets at least quarterly, and review their risk components as part of that evaluation. If we misjudge a major component and experience a loss, it will likely affect our earnings. In addition, by the very nature of the determination of the allowance, developments as to particular loans can affect year–to–year provision amounts. We consistently challenge ourselves in the review of the risk components to identify any changes in trends and their cause.

Next Page

WIPFLILLP
Independent Auditors Report

Board of Directors
Citizens Community Bancorp
Altoona, Wisconsin

We have audited the accompanying consolidated balance sheets of Citizens Community Bancorp and Subsidiary as of September 30, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Community Bancorp and Subsidiary as of September 30, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Wipfli LLP

Wipfli LLP

October 22, 2004
Eau Claire, Wisconsin

Next Page

Citizens Community Bancorp and Subsidiary
Consolidated Balance Sheets
September 30, 2004 and 2003

Assets	2004	2003

Cash and cash equivalents	$4,768,007	$3,074,024

Loans receivable	152,930,540	123,573,894
Allowance for loan losses	(554,210)	(466,527)

Loans receivable, net	152,376,330	123,107,367

Office properties and equipment – Net	2,198,809	2,342,738
Federal Home Loan Bank stock	827,700	671,000
Accrued interest receivable	466,399	397,058
Intangible assets	348,486	155,687
Other assets	994,065	652,009

TOTAL ASSETS	$161,979,796	$130,399,883

Liabilities and Stockholders' Equity

Liabilities:
Deposits	$127,976,262	$114,962,864
Federal Home Loan Bank advances	13,500,000	3,700,000
Other liabilities	897,611	746,083

Total liabilities	142,373,873	119,408,947

Preferred stock – Par Value $.01: Authorized – 1,000,000 shares Issued and outstanding – 0 shares
Common stock – Par value $.01: Authorized – 5,000,000 shares Issued and outstanding – 3,041,750 shares	30,418	0
Additional paid–in capital	9,029,696	0
Retained earnings	11,678,549	10,990,936
Unearned ESOP shares	(1,132,740)	0

Total stockholders' equity	19,605,923	10,990,936

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$161,979,796	$130,399,883

See accompanying notes to consolidated financial statements.

Next Page

Citizens Community Bancorp and Subsidiary
Consolidated Statements of Income
Years Ended September 30, 2004 and 2003

	2004	2003

Interest and dividend income:
Interest and fees on loans	$9,544,179	$8,782,650
Other interest and dividend income	75,309	97,658

Total interest and dividend income	9,619,488	8,880,308
Interest expense	2,889,307	3,177,793

Net interest income	6,730,181	5,702,515
Provision for loan losses	395,997	405,530

Net interest income after provision for loan losses	6,334,184	5,296,985

Noninterest income:
Service charges on deposit accounts	784,318	772,816
Insurance commissions	308,835	278,756
Loan fees and service charges	258,784	236,412
Other	16,720	44,294

Total noninterest income	1,368,657	1,332,278

Noninterest expense:
Salaries and related benefits	3,986,524	3,620,887
Occupancy – Net	629,849	552,444
Office	546,510	512,498
Data processing	301,503	275,874
Other	858,582	679,962

Total noninterest expense	6,322,968	5,641,665

Income before provision for income taxes	1,379,873	987,598
Provision for income taxes	543,328	390,101

Net income	$836,545	$597,497

See accompanying notes to consolidated financial statements.

Next Page

Citizens Community Bancorp and Subsidiary
Consolidated Statements of Changes in Stockholders' Equity
Years Ended September 30, 2004 and 2003

	Shares	Common Stock	Capital Surplus	Retained Earnings	Unearned ESOP Shares	Totals

Balances – September 30, 2002	0	$ 0	$ 0	$10,393,439	$ 0	$10,393,439

Comprehensive income – Net income	0	0	0	597,497	0	597,497

Balances – September 30, 2003	0	0	0	10,990,936	0	10,990,936

Comprehensive income – Net income	0	0	0	836,545	0	836,545
Sale of common stock	978,650	9,787	9,038,403	0	0	9,048,190
119,236 shares of common stock acquired by ESOP	0	0	0	0	(1,192,360)	(1,192,360)
Committed ESOP shares	0	0	0	0	59,620	59,620
Appreciation in fair value of ESOP shares charged
to expense	0	0	11,924	0	0	11,924
Capitalization of CCMHC	2,063,100	20,631	(20,631)	(100,000)	0	(100,000)
Cash Dividends ($.05 per share)	0	0	0	(48,932)	0	(48,932)

Balances – September 30, 2004	3,041,750	$30,418	$9,029,696	$11,678,549	$(1,132,740)	$19,605,923

See accompanying notes to consolidated financial statements.

Next Page

Citizens Community Bancorp and Subsidiary
Consolidated Statements of Cash Flows
Years Ended September 30, 2004 and 2003

	2004	2003

Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$836,545	$597,497

Adjustments to reconcile net income to net cash provided by operating activities:
Provision for depreciation	256,162	261,030
Provision for loan losses	395,997	405,530
Amortization of core deposit intangible	24,330	10,133
Provision for deferred income taxes	(124,000)	(49,130)
Federal Home Loan Bank stock dividends	(44,700)	(41,800)
ESOP contribution expense in excess of shares released	11,924	0
Increase in accrued interest receivable and other assets	(286,784)	(208,234)
Increase in other liabilities	128,022	311,360

Total adjustments	360,951	688,889

Net cash provided by operating activities	1,197,496	1,286,386

Cash flows from investing activities:
Net decrease in certificates of deposit in other financial institutions	0	1,485,000
Purchase of Federal Home Loan Bank stock	(112,000)	(75,800)
Net increase in loans	(28,959,211)	(19,422,395)
Capital expenditures	(87,885)	(368,650)
Cash received for branch acquisition	6,970,198	0

Net cash used in investing activities	(22,188,898)	(18,381,845)

Cash from financing activities:
Borrowings	9,800,000	3,700,000
Increase in deposits	5,118,868	10,534,362
Proceeds from sale of common stock	9,048,189	0
Formation of CCMHC	(100,000)	0
Loan to ESOP for purchase of common stock	(1,192,360)	0
Reduction in unallocated shares held by ESOP	59,620	0
Cash dividends paid	(48,932)	0

Net cash provided by financing activities	22,685,385	14,234,362

Next Page

Citizens Community Bancorp and Subsidiary

Consolidated Statements of Cash Flows (Continued)
Years Ended September 30, 2004 and 2003

	2004	2003

Net increase (decrease) in cash and cash equivalents	$1,693,983	$(2,861,097)
Cash and cash equivalents at beginning	3,074,024	5,935,121

Cash and cash equivalents at end	$4,768,007	$3,074,024

Supplemental cash flow information:
Cash paid during the year for:
Interest on deposits	$2,897,762	$3,230,125
Income taxes	686,406	504,000

Noncash investing and financing activities:
Loans transferred to foreclosed properties	0	101,054

Supplemental schedule of noncash investing and financing activities:

In November 2003, the Company purchased certain assets and assumed the deposits of the Mankato branch of Alliance Bank. In conjunction with the acquisition, the Company received $6,970,198 and the following assets and liabilities:

Loans	$705,751
Other assets	241,756

Assets acquired	$947,507

Deposits assumed	$7,894,530
Other liabilities	23,175

Liabilities assumed	$7,917,705

See accompanying notes to consolidated financial statements.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 1	Summary of Significant Accounting Policies

Nature of Operations

Citizens Community Bancorp (the "Company") is a federally chartered holding company formed on March 29, 2004, for the purpose of acquiring all of the common stock of Citizens Community Federal (the "Bank") concurrent with its reorganization and stock issuance plan. The reorganization was consummated on March 29, 2004. In connection with the reorganization, the Company sold 978,650 shares of its common stock, par value $0.01 per share, in a subscription offering, and issued 2,063,100 shares to Citizens Community MHC (CCMHC), raising approximately $8.9 million, net of costs. The Company is a majority–owned subsidiary of CCMHC, a federally chartered mutual holding company.

The Bank is a federally chartered stock savings bank. It operates its business from several banking offices located in Wisconsin and Minnesota. The Bank is engaged in the business of attracting deposits from the general public and investing those deposits in residential and consumer loans.

Principles of Consolidation

The consolidated financial statements include the accounts of Citizens Community Bancorp and its wholly–owned subsidiary, Citizens Community Federal. All significant intercompany balances and transactions have been eliminated. The accounting and reporting policies of the Company conform to generally accepted accounting principles (GAAP) and to the practices within the banking industry.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 1	Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash due from banks and interest–bearing deposits with original maturities of three months or less.
Interest and Fees on Loans
Interest on loans is credited to income over the contractual life of the loans based on the principal amount outstanding using the interest method. Accrual of interest is discontinued when a loan becomes over 90 days delinquent. Uncollectible interest previously accrued is charged off or an allowance is established by means of a charge to interest income. Income is subsequently recognized only to the extent cash payments are received until all past due interest and principal have been collected, in which case the loan is returned to accrual status.

Loan origination fees are credited to income when received, as capitalization and amortization of the fees and related costs would not have a material effect on the overall consolidated financial statements. Premiums paid for origination of loans by dealers and merchants are deferred and recognized as an adjustment to interest income using the interest method over the contractual life of the loans.

Allowance for Loan Losses
The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The Bank considers loans secured by real estate and all consumer loans to be large groups of smaller–balance homogeneous loans. Each portfolio of smaller–balance, homogeneous loans is collectively evaluated for impairment. The allowance for credit losses attributed to these loans is established via a process that estimates the probable losses inherent in the portfolio, based on various analyses. These include historical delinquency and credit loss experience and the current aging of the portfolio, together with analyses that reflect current trends and conditions.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 1	Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)
Management also considers overall portfolio indicators including historical credit losses, delinquent, nonperforming and classified loans, and trends in volumes and terms of loans, an evaluation of overall credit quality and the credit process, including lending policies and procedures, and economic, geographical, and other environmental factors and regulatory guidance.

In managements judgment, the allowance for loan losses is maintained at a level that represents its best estimate of probable losses relating to specifically identified loans, as well as probable losses inherent in the balance of the loan portfolio.

Foreclosed Properties
Assets acquired by foreclosure or in lieu of foreclosure are held for sale and are initially recorded at fair value less estimated costs to sell. Costs relating to the development and improvement of property are capitalized; holding costs are charged to expense.

Valuations are periodically performed by management and a charge to income is recorded if the carrying value of a property exceeds its fair value less estimated selling costs.
Office Properties Equipment
Office properties and equipment are stated at cost. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of office properties and equipment are reflected in income. Depreciation is computed principally on the straight–line method and is based on the estimated useful lives of the assets, varying from 1 0 to 40 years for buildings and 3 to 10 years for equipment.

Federal Home Loan Bank Stock
The Bank owns stock in the Federal Home Loan Bank (FHLB). FHLB stock is carried at cost which approximates fair value. The Bank is required to hold the stock as a member of the FHLB system and transfer of the stock is substantially restricted. The stock is pledged as collateral for outstanding FHLB advances.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 1	Summary of Significant Accounting Policies (Continued)

Intangible Assets
Intangible assets attributable to the value of core deposits are stated at cost less accumulated amortization. Core deposit intangible assets are amortized over their estimated useful lives, generally 15 years, and are reviewed if facts and circumstances indicate that they may be impaired.

Advertising Costs
Advertising costs are expensed as incurred.
Income Taxes
Deferred income taxes have been provided under the liability method. Deferred tax assets and liabilities are determined based on the difference between the consolidated financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences are expected to reverse. Provision (credit) for deferred taxes is the result of changes in the deferred tax assets and liabilities.

Earnings Per Share
When presented, basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted–average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Because the formation of the Company was completed on March 29, 2004, per share earnings is not meaningful and is therefore not presented.

Off–Balance–Sheet Financial Instruments
In the ordinary course of business, the Bank has entered into off–balance–sheet financial instruments consisting of commitments to extend credit and commitments under credit card arrangements. Such financial instruments are recorded in the financial statements when they become payable.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 1	Summary of Significant Accounting Policies (Continued)

Reclassifications
Certain prior year balances have been reclassified to conform to the current year presentation.
Recent Accounting Pronouncements
The Financial Accounting Standards Board (FASB) recently issued the following accounting standards related to the financial services industry:
The FASB issued Statement of Accounting Standards No. 148, Accounting for Stock–Based Compensation– Transaction and Disclosure, which is effective for fiscal years beginning after December 15, 2003. This statement amends SFAS No. 123, Accounting for Stock–Based Compensation, to provide alternative methods of transition for companies that voluntarily change to the fair value based method of accounting for stock–based employee compensation. It also requires prominent disclosure about the effects on reported net income of an entitys accounting policy decisions with respect to stock–based employee compensation. Implementation of this statement is not expected to have a material impact on our financial position or results of operations.

The FASB issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement of Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement is effective for certain contracts entered into or modified after June 30, 2003, and for certain hedging relationships designated after June 30, 2003. Implementation of this statement did not have a material impact on our financial position or results of operations because we currently do not have any derivative instruments or engage in any hedging activities.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 1	Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)
The FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. Implementation of this statement did not have a material effect on our financial position or results of operations.

In November 2002, the FASB issued interpretation No. 45, Guarantors Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others, (FIN #45). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions for FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures required by FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The requirements of FIN 45 did not have a material impact on our results of operations, financial position, or liquidity.

The FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation defined a variable interest entity as a corporation, partnership, trust, or any other legal structure used for business purpose that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. This interpretation will require a variable interest entity to be consolidated by a bank if that bank is subject to a majority of the risk of loss from the variable interest entitys activities or entitled to receive a majority of the entitys residual return. The provisions of this interpretation are required to be applied immediately to variable interest entities created after January 31, 2003.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 1	Summary of Significant Accounting Policies (Continued)

	Recent Accounting Pronouncements (Continued)
	We do not have any variable interest entities and, accordingly, the implementation of this interpretation did not result in any impact on our financial position or results of operations.
Note 2	Cash and Cash Equivalents
In the normal course of business, the Bank maintains cash and due from bank balances with correspondent banks which routinely exceed insured amounts. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Bank monitors the financial condition of correspondent banks and believes credit risk is minimal.

Note 3	Loans
	The composition of loans at September 30 follows:
		2004	2003

	Real estate loans:
	First mortgages – 1– to 4–family	$89,841,081	$71,107,826
	Multi–family and commercial	320,616	239,019
	Second mortgages	5,398,362	4,661,006

	Total real estate loans	95,560,059	76,007,851

	Consumer loans:
	Automobile	25,808,371	26,904,864
	Secured personal	27,607,256	17,028,311
	Unsecured personal	3,954,854	3,632,868

	Total consumer loans	57,370,481	47,566,043

	Gross loans	152,930,540	123,573,894
	Less – Allowance for loan losses	554,210	466,527

	Loans receivable, net	$152,376,330	$123,107,367

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 3	Loans (Continued)

The aggregate amount of nonperforming loans was $697,072 and $561,680 at September 30, 2004 and 2003, respectively. Nonperforming loans are those which are contractually past due more than 90 days as to interest or principal payments, on a nonaccrual of interest status, or loans the terms of which have been renegotiated to provide a reduction or deferral of interest or principal. If interest on those loans had been accrued, such income would have been $37,608 and $21,044 in 2004 and 2003, respectively. No loans were considered impaired in 2004 or 2003.

Directors, officers, principal stockholders, and employees of the Company, including their families and firms in which they are principal owners, are considered to be related parties. Substantially all loans to directors and executive officers were made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and, in the opinion of management, did not involve more than the normal risk of collectibility or present other unfavorable features.

Directors, executive officers, principal stockholders and their affiliates of the Company had aggregate borrowings (direct and indirect) from the Bank totaling approximately $79,500 and $54,926 at September 30, 2004 and 2003, respectively.

	An analysis of the activity in the allowance for loan losses for the years ended September 30, follows:
		2004	2003

	Balance at beginning	$466,527	$349,448
	Provisions charged to operating expense	395,997	405,530
	Loans charged off	(341,437)	(312,953)
	Recoveries on loans	33,123	24,502

	Balance at end	$554,210	$466,527

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 4	Office Properties and Equipment

	Office properties and equipment at September 30, consists of the following:

		2004	2003

	Land	$ 467,727	$ 470,726
	Buildings	1,873,663	1,868,359
	Furniture, equipment, and vehicles	1,878,932	1,803,570

	Subtotals	4,220,322	4,142,655
	Less – Accumulated depreciation	2,021,513	1,799,917

	Office properties and equipment – Net	$2,198,809	$2,342,738

	Depreciation charged to operating expense totaled $256,162 and $261,030 for the years ended September 30, 2004 and 2003, respectively.

Note 5	Intangible Assets

	The carrying amount of the core deposit intangible for the years ended September 30, 2004 and 2003, is as follows:

		2004	2003

	Balance – September 30	$155,687	$ 0
	Capitalized	217,129	165,820
	Amortization	(24,330)	(10,133)

	Balance – September 30	$348,486	$155,687

	Estimated future amortization expense for amortizing core deposit intangible is $25,000 annually.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 6	Deposits

	The composition of deposits at September 30 follows:

		2004	2003

	Non–interest–bearing demand deposits	$ 4,460,849	$ 3,698,265
	Interest–bearing demand deposits	6,985,799	6,859,587
	Savings accounts	15,420,505	15,095,714
	Money market accounts	23,628,315	15,849,611
	Certificate accounts	77,480,794	73,459,687

	Total deposits	$127,976,262	$114,962,864

	Interest expense on deposits for the years ended September 30 was as follows:

		2004	2003

	Interest–bearing demand deposits	$ 31,392	$ 30,079
	Savings accounts	114,972	114,851
	Money market accounts	388,939	216,472
	Certificate accounts	2,269,407	2,814,276

	Totals	$2,804,710	$3,175,678

	The aggregate amount of time deposit accounts with individual balances greater than $100,000 was $16,546,579 and $14,173,564 at September 30, 2004 and 2003, respectively.
	At September 30, 2004, the scheduled maturities of certificate accounts are as follows:
	2005		$37,996,376
	2006		26,004,349
	2007		10,681,967
	2008		2,798,102

	Total		$77,480,794

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 7	Federal Home Loan Bank Advances

At September 30, 2004 and 2003, respectively, the Company had $13,500,000 and $3,700,000 in Federal Home Loan Bank variable interest rate daily advances, currently at 2.21%. These advances are secured by a blanket lien consisting principally of 1– to 4–family real estate loans totaling in excess of $89,000,000. At September 30, 2004, the unused portion of this open line of credit totaled approximately $39,894,000. Interest expense was $82,532 and $2,115 in 2004 and 2003, respectively.

The Company owns stock in the Federal Home Loan Bank totaling $827,700 and $671,000 at September 30, 2004 and 2003, respectively. The stock is recorded at cost, which approximates fair value. The Company is required to hold the stock as a member of the Federal Home Loan Bank system, and transfer of the stock is substantially restricted.

Note 8	Income Taxes

	The components of the provision for income taxes are as follows:

		2004	2003

	Current tax expense:
	Federal	$525,604	$345,242
	State	141,724	93,989

	Total current	667,328	439,231

	Deferred tax expense (benefit):
	Federal	(99,200)	(39,330)
	State	(24,800)	(9,800)

	Total deferred	(124,000)	(49,130)

	Total provision for income taxes	$543,328	$390,101

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 8	Income Taxes (Continued)

	Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities, net of a valuation allowance for deferred tax assets not likely to be realized. The major components of net deferred tax assets at September 30 are as follows:

		2004	2003

	Deferred tax assets:
	Mutual savings bank conversion costs	$ 44,000	$ 65,200
	Supplemental retirement plan	274,000	165,600
	Net ESOP plan	8,500	0

	Deferred tax assets	326,500	230,800

	Deferred tax liabilities:
	Office properties and equipment	(42,705)	(23,200)
	Allowance for loan losses	(94,000)	(159,705)
	Federal Home Loan Bank stock	(43,200)	(25,300)

	Deferred tax liabilities	(179,905)	(208,205)

	Net deferred tax asset	$146,595	$22,595

A summary of the source of differences between income taxes at the federal statutory rate and the provision for income taxes for the years ended September 30 follows:

	2004		2003
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income

Tax expense at statutory rate	$469,157	34.0	$335,783	34.0
Increase in taxes resulting from:
State income tax	74,171	5.4	54,318	5.5

Provision for income taxes	$543,328	39.4	$390,101	39.5

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 9	Retirement Plans

	401(k) Plan
The Company sponsors a 401(k) profit sharing plan that covers substantially all employees. Employees may make pretax voluntary contributions to the plan which are matched in part by the Company. Employer matching contributions to the plan were $58,036 and $48,173 for 2004 and 2003, respectively.

	Supplemental Executive and Director Retirement Plan
On August 1, 2002, the Company adopted a Supplemental Executive and Directors Retirement Plan (SERP). The SERP is an unfunded, noncontributory plan under which the Company will pay supplemental pension benefits to certain key employees and directors upon retirement. Benefits are based on a formula which includes participants past and future earnings and years of service with the Company. Prior service costs associated with plan adoption are amortized to expense over the remaining working life of each participant.

	Actuarial assumptions include assumed discount rates of six and seven percent at September 30, 2004 and 2003, respectively, on benefit obligations and annual salary increases of five percent.
The accumulated benefit obligation was $1,734,481 and $1,358,031 and the accrued benefit cost was $685,883 and $414,066 at September 30, 2004 and 2003, respectively. The accrued benefit cost is included in the balance sheet caption "Other Liabilities."

	The components of net periodic benefit cost are as follows:
		2004	2003

	Beginning SERP accrued benefit cost	$414,066	$ 60,083

	Service cost	56,569	110,032
	Interest cost	95,235	81,753
	Amortization of prior service cost	120,013	162,198

	Net periodic benefit cost	271,817	353,983

	Ending SERP accrued benefit cost	$685,883	$414,066

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 9	Retirement Plans (Continued)

	Employee Stock Ownership Plan
The Board of Directors approved an Employee Stock Ownership Plan (ESOP) that became effective March 29, 2004. The Plan is designed to provide eligible employees the advantage of ownership of Company stock. Employees are eligible to participate in the Plan after reaching age twenty–one, completing one year of service, and working at least one thousand hours of consecutive service during the year. Contributions are allocated to eligible participants on the basis of compensation.

The ESOP borrowed $1,192,360 from the Company to finance the purchase of 119,236 shares in connection with the initial public offering. The loan is payable in annual installments over ten years at an annual interest rate equal to 5%. The loan can be prepaid without penalty. Loan payments are principally funded by cash contributions from the Company, subject to federal tax law limits.

Shares used as collateral to secure the loan are released and available for allocation to eligible employees as the principal and interest on the loan is paid. Employees become fully vested in their ESOP account after five years of service. Dividends on unallocated shares are generally applied towards payment of the loan. ESOP shares committed to be released are considered outstanding in determining earnings per share.

Contribution expense to the ESOP is based on the fair value (average stock price) of the shares scheduled to be released and totaled $71,544 in 2004. One–tenth of the shares are scheduled to be released each year. The cost of all unallocated shares held by the ESOP has been reflected in the consolidated balance sheets as a contra equity amount.

	The ESOP shares as of September 30, 2004, were as follows:

	Allocated	$ 0
	Committed to be released	5,962
	Unallocated	113,274

	Total shares held by ESOP	119,236

	Estimated fair value of unallocated shares held	$1,386,474

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 10	Leases

The Bank leases its administrative and data processing center located in Eau Claire, Wisconsin. The lease, which is for 10 years expiring in 2006, is classified as an operating lease. Monthly rent of $6,638 is fixed throughout the lease term and includes utilities and property taxes. The Bank has two five–year renewal options on the lease. The Mondovi and Rice Lake branches and the Eau Claire training center are also rented under operating leases expiring in 2007. The Mankato branch is rented under an operating lease expiring in 2010.

	Total rental expense for all operating leases was $197,477 and $148,598 for the years ended September 30, 2004 and 2003, respectively.
	Future minimum lease payments by year and in the aggregate under the original terms of the noncancelable operating leases consist of the following:

	2005	$237,168
	2006	188,519
	2007	129,711
	2008	120,788
	2009	123,988

	Total	$800,174

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 11	Commitments and Contingencies

	Financial Instruments with 0ff–Balance–Sheet Risk
The Company's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk, and liquidity risk. These commitments and contingent liabilities are commitments to extend credit. A summary of the Company's commitments and contingent liabilities at September 30 is as follows:

		2004	2003

	Commitments to extend credit – Fixed rate (5.50% – 6.50% in 2004; 6.5% – 8.5% in 2003)	$ 445,000	$ 221,616
	Unused lines of credit:
	Real estate equity advance plan (REAP)	553,994	468,115
	Kwik cash and lines of credit	1,656,257	1,637,361
	MasterCard and VISA credit cards	2,874,447	3,123,780

	Totals	$5,529,698	$5,450,872

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A portion of the commitments is expected to be drawn upon, thus representing future cash requirements. Management evaluates each customers creditworthiness on a case–by–case basis. The amount of collateral obtained upon extension of credit is based on managements credit evaluation of the customer. Collateral held varies but may include real estate and personal property. Substantial amounts of unsecured personal loans are granted by the Company. However, ongoing credit evaluations of customers are performed.

	Concentration of Credit Risk
	The majority of the Company's loans and commitments have been granted to customers in the Company's local market area. The concentrations of credit by type are set forth in Note 3. Management believes the diversity of the area economy will prevent significant losses in the event of an economic downturn.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 11	Commitments and Contingencies (Continued)

Contingencies
In the normal course of business, the Company occasionally becomes involved in various legal proceedings. In the opinion of management, any liability from such proceedings would not have a material adverse effect on the business or financial condition of the Company.

Note 12	Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off–balance–sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk–weighted assets and of Tier I capital to average assets. It is managements opinion as of September 30, 2004, that the Bank meets all capital adequacy requirements.

As of September 30, 2004, the most recent notification from the Office of Thrift Supervision categorized the Bank as well–capitalized under the regulatory framework for prompt corrective action. To be categorized as well–capitalized, the Bank must maintain minimum total risk–based, Tier I risk–based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 12	Capital Requirements (Continued)

The Bank's actual and regulatory capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well– Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

September 30, 2004

Total capital (to risk–weighted assets)	$15,281,000	14.0%	$8,749,000	≥ 8.0%	$10,936,000	≥ 10.0%
Tier 1 capital (to risk–weighted assets)	14,870,000	13.6%	4,374,480	≥ 4.0%	6,562,000	≥ 6.0%
Tier 1 capital (to adjusted total assets)	14,870,000	9.2%	6,469,000	≥ 4.0%	8,086,000	≥ 5.0%
Tangible capital (to tangible assets)	14,870,000	9.2%	2,426,000	≥ 1.5%	N/A	N/A

September 30, 2003

Total capital (to risk–weighted assets)	$11,458,000	12.9%	$7,129,280	≥ 8.0%	$8,911,600	≥ 10.0%
Tier 1 capital (to risk–weighted assets)	11,135,000	12.5%	3,564,640	≥ 4.0%	5,346,960	≥ 6.0%
Tier 1 capital (to adjusted total assets)	11,135,000	8.6%	5,215,760	≥ 4.0%	6,519,700	≥ 5.0%
Tangible capital (to tangible assets)	11,135,000	8.5%	1,954,000	≥ 1.5%	N/A	N/A

Note 13	Fair Values of Financial Instruments

Current accounting standards require that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions for the Company's financial instruments are summarized below.

Cash and Cash Equivalents
The carrying values approximate the fair values for these assets.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 13	Fair Values of Financial Instruments (Continued)

Loans
Fair value is estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as residential mortgage and consumer. The fair value of loans is calculated by discounting scheduled cash flows using discount rates reflecting the credit and interest rate risk inherent in the loan.

The methodology in determining fair value of nonaccrual loans is to average them into the blended interest rate at 0% interest. This has the effect of decreasing the carrying amount below the risk–free rate amount and therefore discounts the estimated fair value.

Impaired loans are measured at the estimated fair value of the expected future cash flows at the loans effective interest rate or the fair value of the collateral for loans which are collateral dependent. Therefore, the carrying values of impaired loans approximate the estimated fair values for these assets.

Federal Home Loan Bank Stock
Fair value for the Federal Home Loan Bank stock is based on its redeemable (carrying) value, as the market for this stock is restricted.
Deposits
The fair value of deposits with no stated maturity, such as demand deposits, savings accounts, and money market accounts, is the amount payable on demand at the reporting date. The fair value of certificate accounts is calculated by using discounted cash flows applying interest rates currently being offered on similar certificates.

Federal Home Loan Bank Advances
The fair value of FHLB advances is estimated using discounted cash flows based on the Bank's current incremental borrowing rates for similar borrowing arrangements.
Off–Balance–Sheet Instruments
The fair value of commitments would be estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the current interest rates, and the present creditworthiness of the customers. Since this amount is immaterial, no amounts for fair value are presented.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 13	Fair Value of Financial Instruments (Continued)

	The carrying amount and estimated fair value of financial instruments at September 30 were as follows:
		2004		2003
		Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

	Financial assets:
	Cash and cash equivalents	$ 4,768,007	$ 4,768,007	$ 3,074,024	$ 3,074,024
	Loans receivable	152,376,330	155,494,000	123,107,367	125,062,000
	FHLB stock	827,700	827,700	671,000	671,000
	Accrued interest receivable	466,399	466,399	397,058	397,058

	Financial liabilities:
	Deposits	127,976,262	128,227,000	114,962,864	116,204,000
	FHLB advances	13,500,000	13,500,000	3,700,000	3,700,000
	Accrued interest payable	3,503	3,503	12,868	12,868

	Limitations
	Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing on–and off–balance–sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include premises and equipment, other assets, and other liabilities. In addition, the tax ramifications related to the realization of the unrealized gains or losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 14	Branch Acquisition

In November 2003, the Company purchased certain assets and assumed the liabilities of the Mankato, Minnesota, branch of Alliance Bank. The Company assumed $7.9 million of deposit liabilities in exchange for $6.9 million of cash and $700,000 of loans and recognized a core deposit intangible of approximately $200,000.

Note 15	Condensed Parent Company Only Financial Statements

The following condensed balance sheet as of September 30, 2004, and condensed statements of income and cash flows for the year then ended for Citizens Community Bancorp should be read in conjunction with the consolidated financial statements and the notes thereto. As explained in Note 1, Citizens Community Bancorp was formed March 29, 2004. Therefore, comparative financial statements are not presented.

Balance Sheet September 30, 2004

Assets

Cash and cash equivalents	$3,239,230
Investment in subsidiary	15,218,787
Note receivable – ESOP	1,147,906

TOTAL ASSETS	$19,605,923

Stockholders' Equity

TOTAL STOCKHOLDERS' EQUITY	$19,605,923

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 15	Condensed Parent Company Only Financial Statements (Continued)

Statement of Income Year ended September 30, 2004

Income:
Interest and dividends	$ 61,081

Total income	61,081

Expenses – Other	28,874

Income before provision for income taxes and equity in undistributed net income of subsidiary	32,207

Provision for income taxes	11,000

Income before equity in undistributed net income of subsidiary	21,207

Equity in undistributed net income of subsidiary	815,338

Net income	$836,545

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 15	Condensed Parent Company Only Financial Statements (Continued)

Statement of Cash Flows Year ended September 30, 2004

Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$ 836,545
Adjustments to reconcile net income to net cash provided by operating activities – Equity in undistributed income of subsidiary	(815,338)

Net cash provided by operating activities	21,207

Cash flows from investing activities:
Investment in subsidiary	(4,533,328)
Loan to ESOP	(1,192,360)
Principal received on ESOP loan	44,454

Net cash used in investing activities	(5,681,234)

Cash flows from financing activities:
Sale of common stock	9,048,189
Formation of CCMHC	(100,000)
Cash dividends paid	(48,932)

Net cash provided by financing activities	8,899,257

Net increase in cash and cash equivalents	3,239,230
Cash and cash equivalents at beginning	0

Cash and cash equivalents at end	$3,239,230

Supplemental cash flow information:
Cash paid during the year for income taxes	$ 11,000

Next Page

CITIZENS COMMUNITY BANCORP
STOCKHOLDER INFORMATION

ANNUAL MEETING

            The Annual Meeting of Stockholders of Citizens Community Bancorp will be held at the Company's offices in Banbury Place, Building D–02, Suite 319, 800 Wisconsin Street, Eau Claire, Wisconsin, 54703, on February 4, 2005, at 4:00 p.m. local time.

STOCK LISTING

            Citizens Community Bancorp common stock is traded on the OTC Bulletin Board under the symbol "CZWI.OB."

PRICE RANGE OF COMMON STOCK

	HIGH	LOW	DIVIDENDS
FISCAL 2004
Second Quarter	$13.50	$12.10	$ ––
Third Quarter	$13.25	$11.25	$0.05
Fourth Quarter	$12.75	$11.80	$0.05

The stock price information set forth in the table above was provided by the Yahoo Finance System. The common stock began trading on March 30, 2004. The closing price of Citizens Community Bancorp common stock on December 10, 2004 was $15.10.

At December 10, 2004 there were 3,041,750 shares of Citizens Community Bancorp common stock outstanding (including unallocated ESOP shares) and there were 388 holders of record.

Our cash dividend payout policy is continually reviewed by management and the Board of Directors. The Company intends to continue its policy of paying quarterly dividends; however, these payments will depend upon a number of factors, including capital requirements, regulatory limitations, the Company's financial condition, results of operations and the Bank's ability to pay dividends to the Company. The Company relies significantly upon such dividends from the Bank to accumulate earnings for payment of cash dividends to the shareholders.

STOCKHOLDERS AND GENERAL INQUIRIES	TRANSFER AGENT
Citizens Community Bancorp files an annual report to the Securities and Exchange Commission on Form 10–KSB and three quarterly reports on Form 10–QSB. Copies of these forms are available by request. Requests, as well as inquiries from stockholders, analysts and others seeking information about Citizens Community Bancorp should be directed to Johnny W. Thompson, Senior Vice President and Chief Administrative Officer, at 2174 Eastridge Center, Eau Claire, WI 54701, telephone (715) 836–9994.	Stockholders should direct inquiries concerning their stock, change of name, address or ownership; report lost certificates or consolidate accounts to the Company's transfer agent at 1–800–368–5948 or write:

Registrar and Transfer Co.
10 Commerce Drive
Cranford, NJ 07016
1–(800) 368–5948
Johnny W. Thompson Citizens Community Bancorp 2174 Eastridge Center Eau Claire, Wisconsin 54701 (715) 836–9994 www.citizenscommunityfederal.net

ANNUAL AND OTHER REPORTS

            A copy of Citizens Community Bancorp's Annual Report on Form 10–KSB for the year ended September 30, 2004, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Johnny W. Thompson, Citizens Community Bancorp, 2174 Eastridge Center, Eau Claire, Wisconsin 54701.

Next Page

CITIZENS COMMUNITY BANCORP
CORPORATE INFORMATION

Citizens Community Bancorp Board of Directors	Citizens Community Federal Officers
Richard McHugh, Chairman Thomas C. Kempen, Vice Chairman Brian R. Schilling Donna E. Talmage David B. Westrate James G. Cooley	James G. Cooley, President and Chief Executive Officer
John D. Zettler, Chief Financial Officer
Timothy J. Cruciani, Chief Vice President – Operations
Johnny W. Thompson, Senior Vice President/Chief
   Administrative Officer
Rebecca Johnson, Vice President MIC/Accounting
Citizens Community Federal Locations:
Administrative Office

2174 Eastridge Center
Eau Claire, WI 54701

Branch Offices:
Westside Branch
2125 Cameron Street
Eau Claire, WI 54703

East Branch
1028 N. Hillcrest Parkway
Altoona, WI 54720

Fairfax Branch
219 Fairfax Street
Altoona, WI 54720

Mondovi Branch
695 E. Main Street
Mondovi, WI 54755	Rice Lake Branch
2462 S. Main Street
Rice Lake, WI 54868

Chippewa Falls Branch
427 W. Prairie View Road
Chippewa Falls, WI 54729

Baraboo Branch
S2423 Highway 12
Baraboo, WI 53913

Black River Falls Branch
W9036 Highway 54 E.
Black River Falls, WI 54615

Mankato Branch
1410 Madison Avenue
Mankato, MN 56001

Oakdale Branch
7035 10th Street North
Oakdale, MN 55128

Independent Auditors Wipfli, LLP 515 W. Prairie View Road Chippewa Falls, WI 54729	Special Counsel Silver, Freedman & Taff, L.L.P. 1700 Wisconsin Avenue, N.W. Washington, D.C. 20007

Back Cover

End.