Form 10KSB, Exhibit 13
period 2005-09-30
CITIZENS COMMUNITY BANCORP
filed 2005-12-23
CIK 1273805

EXHIBIT 13

Next Page

TABLE OF CONTENTS

Chairman's Message	1
Selected Consolidated Financial Information	2
Management's Discussion and Analysis of Financial
Condition and Results of Operations	4
Consolidated Financial Statements	20
Stockholder Information	57
Corporate Information	58

Next Page

FROM YOUR CHAIRMAN

Dear Fellow Stockholders,

           Growing. Stronger. Together.

           From the first day of Fiscal 2005, Citizens Community Bancorp delivered on its commitment to build long-term financial strength through growth. By year's end, our efforts had yielded asset growth in excess of 50 percent - growth designed to benefit customers and shareholders alike.

           The year began with the opening of Citizens Community Federal's first branch location in the Twin Cities metropolitan area of Minneapolis/St. Paul. Located in Oakdale, Minnesota, our branch achieved record performance in both growth and profitability over its first 12 months.

           The year was also marked by the acquisition of Michigan-based Community Plus Savings Bank. With branches in Rochester Hills and Lake Orion, Community Plus added $52.3 million in assets, more than 12,000 customers and, importantly, considerable potential to expand within its established market areas.

           For the year ended September 30, 2005, Citizens Community Bancorp's total assets increased by $83.7 million, or 51.7 percent, to $245.7 million while net income increased $215,000 from $837,000 to $1,051,000.

           Stockholders' equity increased $10.0 million to $29.6 million at September 30, 2005.

           For years, we have been dedicated to achieving sustained, profitable, well-managed growth. At the same time, we fully recognize that growth must be led by our ability to deliver superior customer service - a commitment that has distinguished, and will continue to distinguish, Citizens from its competitors. It is this requisite combination that will continue to guide us as we look to the future. Thank you for your continued support.

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

	September 30,
	2005	2004	2003	2002	2001
	(In Thousands)
Selected Financial Condition Data:
Total assets	$245,707	$161,980	$130,400	$115,257	$108,083
Loans receivable, net	217,931	152,376	123,107	104,091	93,618
Other Interest-bearing deposits	1,444	--	--	1,485	6,931
Securities available for sale	2,088	--	--	--	--
Deposits	177,469	127,976	114,963	104,429	98,128
Total borrowings	36,200	13,500	3,700	--	--
Stockholders' equity(1)	29,553	19,606	10,991	10,393	9,729

	Year Ended September 30,
	2005	2004	2003	2002	2001
	(In Thousands)
Selected Operations Data:
Total interest income	$11,926	$9,619	$8,880	$8,493	$8,822
Total interest expense	3,992	2,889	3,178	3,859	4,844
Net interest income	7,934	6,730	5,702	4,634	3,978
Provision for loan losses	414	396	406	375	230
Net interest income after provision for loan
losses	7,520	6,334	5,296	4,259	3,748
Fees and service charges	1,160	1,038	1,009	821	782
Gain (loss) on sales of loans, mortgage-backed
securities and investment securities	--	--	--	--	--
Other non-interest income	861	331	323	286	218
Total non-interest income	2,021	1,369	1,332	1,107	1,000
Total non-interest expense	7,806	6,323	5,641	4,675	4,189
Income before taxes	1,735	1,380	987	691	559
Income tax provision(2)	684	543	390	27	--
Net income	$ 1,051	$ 837	$ 597	$ 664	$ 559
Basic and diluted earnings per share	$0.35	N/A(1)	N/A(1)	N/A(1)	N/A(1)

_________________
(1)    Because the formation of the Company was completed on March 29, 2004, per share earnings for those years are not meaningful.

Next Page

Selected Financial Ratios and Other Data
	September 30,
	2005	2004	2003	2002	2001
Performance Ratios
Return on assets (ratio of net income to average total assets)	0.56%	0.57%	0.49%	0.60%	0.54%
Return on assets, net of tax(2)	0.56%	0.57%	0.49%	0.37%	0.33%
Return on equity (ratio of net income to average
equity)	4.87%	5.47%	5.59%	6.61%	5.92%
Return on equity, net of tax(2)	4.87%	5.47%	5.59%	4.15%	3.58%
Interest rate spread information
Average during period	4.28%	4.50%	4.82%	4.30%	3.99%
End of period	3.92%	4.59%	4.80%	4.74%	3.88%
Net interest margin	4.19%	4.70%	4.90%	4.39%	4.14%
Ratio of operating expense to average total assets	4.12%	4.33%	4.59%	4.19%	4.05%
Ratio of average interest-bearing assets to
average interest bearing liabilities	1.11%	1.10%	1.05%	1.03%	1.03%

Quality Ratios
Non-performing assets to total assets at end
of period	0.29%	0.43%	0.43%	0.53%	0.37%
Allowance for loan losses to non-performing
loans	118.26%	79.51%	82.92%	65.36%	75.74%
Allowance for loan losses to net loans	0.37%	0.36%	0.38%	0.34%	0.33%

Capital Ratios
Equity to total assets at end of period	12.03%	12.10%	8.43%	9.02%	9.00%
Average equity to average assets	11.40%	10.46%	8.70%	9.01%	9.14%

Other Data
Number of full-service offices	12	10(3)	8	7	6
_________________
(1)	Prior to March 29, 2004, Citizens Community Federal was a mutual institution whose equity was retained earnings.
(2)	Until its conversion to a federally chartered mutual savings bank on December 10, 2001, Citizens Community Federal was a credit union, exempt from federal and state income taxes. Had Citizens Community Federal been subject to federal and state income taxes for the fiscal years ended September 30, 2002 and 2001, income tax expense would have been approximately $273,000 and $221,000, respectively, and net income would have been approximately $418,000, and $338,000, respectively.
(3)	Includes Oakdale, Minnesota Branch, which opened on October 1, 2004.

Next Page

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

           Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, investment securities and interest-bearing deposits with other financial institutions, and the interest we pay on our interest-bearing liabilities, consisting primarily of savings accounts, money market accounts, time deposits and borrowings. Our results of operations are also affected by our provision for loan losses, noninterest income and noninterest expense. Noninterest income consists primarily of service charges on deposit accounts, insurance commissions and loan fees. Noninterest expense includes salaries and employee benefits, occupancy, equipment, data processing costs and deposit insurance premiums. Our results of operations may also be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Forward Looking Statements

           This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995, and are including this statement for purposes of these safe harbor provisions. "Forward-looking statements", which are based on certain assumptions and describe future plans, strategies and expectations of Citizens Community Bancorp may be identified by the use of words such as "believe," "expect," "anticipate," "should," "planned," "estimated," and "potential." Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates and most other statements that are not historical in nature. These factors include, but are not limited to, general and local economic conditions, changes in interest rates, deposit flows, demand for mortgages, consumer and other loans, real estate values, competition, changes in accounting principles, policies or guidelines, changes in legislation or regulation, and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning Citizens Community Bancorp and its business, including additional factors that could materially affect our financial results, is included in our filings with the Securities and Exchange Commission.

Evolution of Business Strategy

           Citizens Community Bancorp (the "Company") is a federally chartered holding company formed on March 29, 2004, for the purpose of acquiring all of the common stock of Citizens Community Federal (the "Bank") concurrent with its reorganization and stock issuance plan. The reorganization was consummated on March 29, 2004. In connection with the reorganization, the

Next Page

Company sold 978,650 shares of its common stock, par value of $0.01 per share, in a subscription offering, and issued 2,063,100 shares to Citizens Community MHC ("CCMHC"), raising approximately $8.9 million net of costs. The Company is a majority owned subsidiary of CCMHC, a federally chartered mutual holding company.

           On July 1, 2005, the Company acquired Community Plus Savings Bank, Rochester Hills, Michigan, through a merger with and into Citizens Community Federal. In accordance with the merger agreement, the Company issued 705,569 additional shares to Citizens Community MHC, based on the $9.25 million independently appraised value of Community Plus Savings Bank. At June 30, 2005, Community Plus Savings Bank had total assets of $46.0 million and deposits and other liabilities of $41.8 million, prior to purchase accounting adjustments.

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

           We have utilized this expanded lending authority to significantly increase our ability to market one- to four-family residential lending. Most of these loans are originated through our internal marketing efforts and our existing and walk-in customers. We typically do not rely on real estate brokers and builders to help us generate loan originations.

           In order to differentiate ourselves from our competitors, we have stressed the use of personalized branch-oriented customer service. Rather than building additional electronic means for our customers to conduct banking, we have structured operations around a branch system that is staffed with knowledgeable and well-equipped employees. A key to ensuring a high level of quality customer service is our ongoing commitment to training all levels of our staff.

           Our current business strategy is to operate as a well-capitalized, profitable, community-oriented savings bank dedicated to providing quality customer service. We intend to continue to be primarily a one- to four-family residential and consumer lender. Subject to capital requirements and our ability to continue to grow in a reasonable and prudent manner, we may open additional branches as opportunities arise. There can be no assurances that we will successfully implement our strategy.

Next Page

Comparison of Operating Results for the Years Ended September 30, 2005 and September 30, 2004

           General. The Company's results of operations depend primarily on the level of its net interest margin, its provision for loan losses, its non-interest income and its operating expenses. Net interest income depends on the volume of and rate associated with interest earning assets and interest-bearing liabilities which result in net interest margin. Net income increased by 25.6% to $1,051,000 for the year ended September 30, 2005 from $837,000 for the year ended September 30, 2004. The growth in net income at the Bank was a result of an increase in non-interest income, and an increase in net interest income partially offset by an increase in non-interest expense.

           Interest Income. Total interest and dividend income increased by $2.3 million or 24.0% to $11.9 million for the year ended September 30, 2005 from $9.6 million for the year ended September 30, 2004. The primary reason for the increase in interest income was the $38.6 million increase in the average outstanding balance of loans receivable from $138.3 million for the year ended September 30, 2004 to $176.8 million for the year ended September 30, 2005. The increase was the result of loan originations exceeding repayments due to strong loan demand and the merger of the Community Plus Savings Bank on July 1, 2005, with loans receivable of $26.7 million. The yield in average loans receivable decreased to 6.65% from 6.90%, reflecting the nearly steady long-term market rates of interest and the repayments and refinancing of higher yielding existing loans receivable. The increase in loan demand was a result of strong internal marketing to existing customers.

           Interest Expense. Total interest expense increased $1.1 million, or 38.2% to $4.0 million for the year ended September 30, 2005, from $2.9 million for the year ended September 30, 2004. The increase in interest expense resulted from an increase in expenses on both deposits and interest on notes payable as a result of an increase in average deposits outstanding and an increase in utilization of advances from the Federal Home Loan Bank of Chicago. Management used the advances as it sought the most cost-effective source of funds. The use of borrowed funds helped to keep deposit yields lower than would have been necessary to attract the additional funding for loan demand. The average cost of interest- bearing liabilities increased from 2.22% for the year ended September 30, 2004 to 2.40% for the year ended September 30, 2005, reflecting generally higher market rates of interest in fiscal 2005.

           Net Interest Income. Net interest income increased 17.9% to $7.9 million for the year ended September 30, 2005, from $6.7 million for the year ended September 30, 2004. The average net interest spread for fiscal 2005 was 4.10%, a decrease of 40 basis points from the average interest spread for 2004 of 4.50%. The average interest rate margin decreased 37 basis points to 4.33% from 4.70%. The net interest spread and net interest margin performance was a result of an increase in average outstanding balance of loans receivable offset by a reduction in loan yield and an increase in interest expense. We anticipate an increase in loans receivable in the year ahead, along with a continued increase in cost of funds.

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

Next Page

that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions.

           In fiscal 2005, we recorded a provision for loan losses of $414,000, compared to $396,000 in 2004. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available, or as future events change. The allowance for loan losses as a percentage of loans receivable increased to .37% at September 30, 2005, from .36% at September 30, 2004. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates. Non-performing assets were approximately $701,000 at September 30, 2005, as compared to $697,000 at September 30, 2004.

           Nonperforming loans at September 30, 2005 were 0.29% of total assets as compared to 0.43% of total assets at September 30, 2004. Net charged-off loans were $205,000 for the year ended September 30, 2005, compared to $309,000 for the year ended September 30, 2004. The allowance for loan losses as a percentage of non-performing loans was 118.3% at September 30, 2005 compared to 79.5% at September 30, 2004. The increase in the allowance was primarily a result of the 43% increase in loans receivable, including 29.3% in consumer loans, which are viewed as having a higher risk of loss than one- to four-family residential loans.

           Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of September 30, 2005 is maintained at a level that represents management's best estimate of probable losses inherent in the loan portfolio, and such losses were both probable and reasonably estimable.

           Non-Interest Income. Total non-interest income increased $600,000 from $1.4 million in fiscal 2004 to $2.0 million in fiscal 2005, as a result of continued strong loan fee income and income generated from the January 12, 2005 merger of PULSE-EFT and Discover Financial Services. The Company was a stockholder and member of PULSE-EFT. As a result of this merger, the Company received $448,000 in pre-tax income in fiscal 2005.

           Non-Interest Expense. Total non-interest expense for the year ended September 30, 2005 increased 23.5% to $7.8 million from $6.3 million for the year ended September 30, 2004. The increase was primarily due to the additional operating cost associated with the three new branch offices; Oakdale, Minnesota, which opened in the first quarter of fiscal 2005; and the two Michigan offices acquired July 1, 2005, located in Rochester Hills and Lake Orion.

Next Page

           Income Tax Expense. Income tax expense increased to $684,000, or 39.4% of income before income taxes for the year ended September 30, 2005, from $543,000, or 39.5% of income before income taxes for the year ended September 30, 2004. The increase was due to the increase in income before taxes.

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

           Interest Income. Total interest income increased by $791,000 or 9.0% to $9.6 million for the year ended September 30, 2004. The primary factor for the increase in interest income was the $29.3 million increase in the balance of loans receivable from $123.1 million for the year ended September 30, 2003 to $152.4 million for the year ended September 30, 2004. The increase was the result of loan originations exceeding repayments due to strong demand and continued lower interest rates in fiscal 2004. The yield on loans receivable decreased to 6.90%, from 7.69% reflecting the decrease in market rates of interest. The increase in loan demand was a result of strong internal marketing and the addition of the Mankato, Minnesota branch.

           Interest Expense. Total interest expense decreased $288,000 or 9.1% to $2.9 million for the year ended September 30, 2004, from $3.2 million for the year ended September 30, 2003. The decrease in interest expense resulted primarily from a decrease in interest expense on deposit accounts. Interest expense on deposits decreased $400,000 or 12.6%, to $2.8 million for the year ended September 30, 2004, from $3.2 million for fiscal 2003. The decrease resulted from a 67 basis point decrease in the average cost of deposits to 2.22% from 2.89%, reflecting generally lower market rate of interest in fiscal 2004, partially offset by an increase in average deposits outstanding. The cost of borrowed funds increased from $2,000 for the year ended September 30, 2003, to $114,000 for the year ended September 30, 2004, an increase of $112,000. The increase was primarily a result of utilization of advances from the Federal Home Loan Bank of Chicago to fund increased loan demand as management sought the most cost-effective source of funds. The use of borrowed funds helped to keep deposit yields lower than would have been necessary to attract the additional funding for loan demand.

           Net Interest Income. Net interest income increased 18.0% to $6.7 million for the year ended September 30, 2004, from $5.7 million for the year ended September 30, 2003. The average interest spread decreased 22 basis points for fiscal 2004 from 4.72% to 4.50%. The net interest rate margin decreased 17 basis points to 4.70% from 4.87%. The net interest spread and the net interest margin performance was a result of an increase in average loans receivable and the decrease in interest expense offsetting the decrease in average loan yield.

           Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, at a level management believes will reflect probable incurred credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers the types

Next Page

of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions.

           In fiscal 2004, we recorded a provision for loan losses of $396,000, compared to $406,000 in 2003. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available, or as future events change. The allowance for loan losses as a percentage of loans receivable decreased to .36% at September 30, 2004, from .38% at September 30, 2003. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates. Non-performing assets were approximately $697,000 at September 30, 2004, as compared to $562,000 at September 30, 2003.

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

           Non-Interest Income. Total non-interest income for the year ended September 30, 2004 increased $36,000 from fiscal 2003. The increase came primarily from additional fee income generated through product lines that were added during the calendar year 2003 for closing fees, form fees and GAP insurance. Management anticipates the addition in fee income provided by the new lines to continue in the future.

           Non-Interest Expense. Total non-interest expense for the year ended September 30, 2004 increased 12.1% to $6.3 million from $5.6 million for the year ended September 30, 2003. Salary increases represented 53.7% of the period increase. The increase was primarily due to normal salary increases and the additional staffing and operational expenses affiliated with the Mankato branch which was acquired on November 1, 2003. The Mankato branch currently has four full-time-equivalent employees.

           Income Tax Expense. Income tax expense increased to $543,000, or 39.5% of income before income taxes for the year ended September 30, 2004, from $390,000, or 39.5% of income before income taxes for the year ended September 30, 2003. The increase was due to the increase in income before taxes.

Next Page

Comparison of Financial Condition at September 30, 2005 and September 30, 2004

           Total Assets. Total assets of the Company as of September 30, 2005 were $245.7 million as compared to $162.0 million as of September 30, 2004, an increase of 51.7%. Assets increased primarily as a result of a marked increase in loans receivable and the acquisition of Community Plus Savings Bank. Of the $83.7 million in increased assets, $52.3 million was due to the assets assumed by the Company through the acquisition of Community Plus Savings Bank, of which $26.7 million were loans receivable.

           Loans Receivable. Loan demand was strong in 2005. Total loans, net of allowance for loan losses, increased by 43.0% from $152.4 million as of September 30, 2004 to $217.9 million as of September 30, 2005. Loan demand was strong in 2005 as a result of our marketing efforts. Management expects continued strong loan demand in fiscal 2006 as a result of our continuing marketing strategies, and our expanded market base as a result of our acquisition. At September 30, 2005, the loan portfolio consisted of: $144.6 million, or 66.1%, of loans secured by real estate; $74.2 million, or 33.9%, of consumer loans; and commercial loans of $75,000, or less than 1% of total loans. At September 30, 2004 the mix in the loan portfolio included real estate loans of $95.6 million or 62.4% of total loans, consumer loans of $57.4 million or 37.5% of total loans and commercial loans of $115,000, less than 1% of total loans. By the end of the third quarter of fiscal 2006, we anticipate creating and operating a mortgage division - one designed to generate fee income by originating loans and then selling both the loans and the servicing rights to an approved third party.

           Deposits. Deposits as of September 30, 2005 were $177.5 million, compared to $128.0 million as of September 30, 2004, an increase of $49.5 million, or 38.7%. The majority of the deposit growth came from the acquisition of Community Plus Savings Bank. Management continues to seek deposit growth when rates are favorable in a particular market location.

           Borrowed Funds. Federal Home Loan Bank advances increased from $13.5 million at September 30, 2004 to $36.2 million at September 30, 2005, as the need to borrow funds to support loan demand increased. Management will continue to balance best use of deposit growth vs. borrowed funds in fiscal 2006.

           Stockholders' Equity. Stockholders' equity increased $10.0 million to $29.6 million at September 30, 2005, from $19.6 million at September 30, 2004. The increase for the period was a result of retained earnings of $854,310 (net of $193,106 dividends paid), an increase in capital of $9.8 million as a result of the issuance of stock to Citizens Community MHC in connection with the July 1, 2005 acquisition of Community Plus Savings Bank, and a decrease of $672,862 related primarily to the shares of stock purchased for the recognition and retention plan.

Next Page

Average Balances, Net Interest Income, Yields Earned and Rates Paid

           The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Also presented is the weighted average yield on interest-earning assets, rates paid on interest-bearing liabilities and the resultant spread at September 30, 2005. No tax equivalent adjustments were made. For 2005, average balances were calculated using quarter-end balances and for 2004 and 2003, average balances were calculated using beginning and end of year balances, which would not result in materially different rates from those calculated using average monthly or daily balances. Non-accruing loans have been included in the table as loans carrying a zero yield.
	At September30,	Year Ended September 30,
	2005	2005			2004			2003
	Average Yield/ Cost	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
		(Dollars in Thousands)
Interest-Earning Assets:
Cash equivalents	3.05%	$ 5,489	$ 134	2.44%	$ 4,133	$ 30	0.73%	$ 1,159	$ 41	3.54%
Loans receivable(1)	6.53	176,802	11,763	6.65	138,252	9,545	6.90	113,599	8,732	7.69
Other interest-bearing deposits	3.02	215	8	3.72	--	--	--	743	15	2.02
Securities available for sale	4.11	522	21	4.02	--	--	--	--	--	--
FHLB stock	4.63	1,345	54	4.01	749	45	6.01	612	41	6.70
Total interest-earning assets	6.47	184,373	11,980	6.50	143,134	9,620	6.72	116,113	8,829	7.60

Interest-Bearing Liabilities:
Savings accounts	0.66	15,877	122	0.77	14,020	115	0.82	13,601	115	0.85
Demand accounts(2)	0.15	13,346	30	0.22	11,003	31	0.28	9,966	30	0.30
Money market accounts	1.56	24,527	433	1.77	19,739	389	1.97	13,703	216	1.58
CDs	3.30	78,052	2,370	3.04	67,553	1,969	2.91	63,571	2,451	3.86
IRAs	3.08	9,316	308	3.31	9,156	302	3.30	8,857	363	4.10
FHLB advances	3.95	25,140	729	2.90	8,600	83	0.97	383	2	0.52
Total interest-bearing liabilities	2.55	166,258	$3,992	2.40	130,071	$2,889	2.22	110,081	3,177	2.89

Net interest income			$7,988			$6,731			$5,652
Net interest rate spread	3.92%			4.10%			4.50%			4.72%
Net interest margin(3)				4.33%			4.70%			4.87%
Average interest-earning assets to
average interest-bearing liabilities			1.11x			1.10x			1.05x
_________________
(1)   Calculated net of loan fees ($(54) in 2005, $(1) in 2004 and $50 in 2003), loan discounts, loans in process and allowance for losses on loans.
(2)   Includes $8.2 million, $5.9 million and $4.9 million of non-interest-bearing demand deposits during the years ended September 30, 2005, 2004 and 2003, respectively.
(3)   Net interest income divided by interest-earning assets.

Next Page

Rate/Volume Analysis

           The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume, which are changes in volume multiplied by the old rate, and (2) changes in rate, which are changes in rate multiplied by the old volume. Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended September 30,			Year Ended September 30,
	2005 vs. 2004			2004 vs. 2003
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
	(In Thousands)
Interest-earning assets:
Loans receivable(1)	$2,576	$(358)	$2,218	$1,767	$ (954)	$ 813
Other	113	29	142	42	(64)	(22)

Total interest-earning assets	$2,689	$(329)	$2,360	$1,809	$(1,018)	$ 791

Interest-bearing liabilities:
Savings accounts	$ 15	$ (8)	$ 7	$ 3	$ (3)	$ --
Demand accounts	6	(7)	(1)	3	(2)	1
Money market accounts	87	(43)	44	110	63	173
IRA accounts	316	85	401	146	(628)	(482)
Certificates of deposit	5	(1)	6	12	(73)	(61)
FHLB advances	316	330	646	78	3	81

Total interest-bearing liabilities	$ 745	$ 358	1,103	$ 353	$ (641)	(288)

Net interest income			$1,257			$1,079

______________
(1)   Calculated net of loan fees of $(54) in 2005, $(1) in 2004 and $50 in 2003.

Liquidity and Commitments

           We are required to have enough investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure a safe and sound operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained. At September 30, 2005, our liquidity ratio, which is our liquid assets as a percentage of net withdrawable savings deposits with a maturity of one year or less and current borrowings was 5.69%.

Next Page

Citizens Community Federal's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. Citizens Community Federal's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and maturing short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, Citizens Community Federal invests excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. Citizens Community Federal also generates cash through borrowings. Citizens Community Federal utilizes Federal Home Loan Bank advances to leverage its capital base and provide funds for its lending and investment activities, and to enhance its interest rate risk management.

           Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits or certificates of deposit in other financial institutions. On a longer term basis, Citizens Community Federal maintains a strategy of investing in various lending products as described in greater detail under "Business Strategies." Citizens Community Federal uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, and to fund loan commitments. At September 30, 2005, the total approved loan origination commitments outstanding amounted to $611,163. Although the average cost of deposits has increased throughout fiscal 2005, management's policy is to maintain deposit rates at levels that are competitive with other local financial institutions. Based on the competitive rates and on historical experience, management believes that a significant portion of maturing deposits will remain with Citizens Community Federal. In addition, the Bank has the ability as of September 30, 2005 to borrow an additional $30.5 million from the Federal Home Loan Bank of Chicago as a funding source to meet commitments and for liquidity purposes. At the same date, unused lines of credit were $7.5 million. Certificates of deposit scheduled to mature in one year or less at September 30, 2005, totaled $60.4 million.

Capital

           Consistent with its goals to operate a sound and profitable financial organization, Citizens Community Federal actively seeks to maintain a "well capitalized" institution in accordance with regulatory standards. Total equity of Citizens Community Federal was $19.3 million at September 30, 2005, or 7.86% of total assets on that date. As of September 30, 2005, Citizens Community Federal exceeded all capital requirements of the Office of Thrift Supervision. Citizens Community Federal's regulatory capital ratios at September 30, 2005 were as follows: core capital 7.9%; Tier I risk-based capital, 12.2%; and total risk-based capital, 12.6%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0% and 10.0%, respectively.

Next Page

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

           Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturity structures of our assets and liabilities are critical to the maintenance of acceptable performance levels.

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

Recent Accounting Pronouncements

           The Financial Accounting Standard Board ("FASB") recently issued the following accounting standards related to the financial services industry:

           In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires that the cost of share-based payment transactions (including those with employees and nonemployees) be recognized in the financial statements. SFAS No. 123R applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for those held by an ESOP) or by incurring liabilities (1) in amounts based (even in part) on the price of the entity's shares or other equity instruments, or (2) that require (or may require) settlement by the issuance of an entity's shares or other equity instruments.

           The Company plans to adopt SFAS No. 123R, as required, on October 1, 2006. While the Company is still in the process of evaluating the effect of the FASB statement on the financial statements, Note 1 does disclose the effect on earnings had SFAS No. 123 been adopted in prior periods. Since the statement will be adopted using the modified-prospective method, the effect the adoption will have on the financial statements can be materially impacted by the number of options granted in future periods and existing grants not yet vested.

Next Page

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

           In order to manage the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we adopted asset and liability management policies to better align the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. These policies are implemented by the asset and liability management committee. The asset and liability management committee is comprised of members of senior management. The asset and liability management committee establishes guidelines for and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The asset and liability management committee generally meets on a weekly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections pursuant to net present value of portfolio equity analysis. At each meeting, the asset and liability management committee recommends strategy changes, as appropriate, based on this review. The committee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the board of directors on a monthly basis.

           In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have focused our strategies on:
  originating first mortgage loans, with a clause allowing for payment on demand after a stated period of time,

  originating shorter-term consumer loans,

  originating prime-based home equity lines of credit,

  managing our deposits to establish stable deposit relationships,

  using FHLB advances to align maturities and repricing terms, and attempting to limit the percentage of long-term fixed-rate loans in our portfolio which do not contain a payable on demand clause.

Next Page

At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the asset and liability management committee may determine to increase Citizens Community Federal's interest rate risk position somewhat in order to maintain its net interest margin.

           In light of our performance in 2005, management believes our strategies have proven to be effective. Credit quality continued to be strong with delinquency and charge-off ratios remaining low. Interest rate risk, defined by net portfolio value, continued to show minimal risk. By continuing to use our payment on demand clauses on our first mortgage loan originations, less than ten percent of the Bank's assets were represented by fixed-rate traditional mortgage loans with amortizations of fifteen years or greater. The Bank's profitability increased compared to fiscal 2004 with capital levels remaining on target.

           As part of its procedures, the asset and liability management committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity. Market value of portfolio equity is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by the board of directors of Citizens Community Federal.

           The following table sets forth, at September 30, 2005, an analysis of Citizen Community Federal's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (up 300 basis points and down 200 basis points, measured in 100 basis point increments). As of September 30, 2005, due to the current level of interest rates, the Office of Thrift Supervision no longer provides NPV estimates for decreases in interest rates greater than 200 basis points.

Change in Interest Rates in Basis Points ("bp") (Rate Shock in Rates)(1)
	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets
	Amount	Change	Change	NPV Ratio	Change
	(Dollars in Thousands)
+300 bp	$17,011	$(5,622)	(25)%	7.34%	(206)bp
+200 bp	18,970	(3,644)	(16)	8.08	(132)
+100 bp	20,886	(1,748)	(8)	8.78	(62)
0 bp	22,634	--	--	9.40	--
-100 bp	23,823	1,189	5	9.79	140
-200 bp	24,131	1,497	7	9.86	46
-300 bp	n/m(2)	n/m(2)	n/m(2)	n/m(2)	n/m(2)

___________
(1)   Assumes an instantaneous uniform change in interest rates at all maturities.
(2)   Not meaningful because some market rates would compute to a rate less than zero.

Next Page

           For comparative purposes, the table below sets forth, at September 30, 2004, an analysis of the Bank's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (up 300 basis points and down 100 basis points, measured in 100 basis point increments). As of September 30, 2004, due to the level of interest rates, the Office of Thrift Supervision no longer provided NPV estimates for decreases in interest rates greater than 100 basis points.

Change in Interest Rates in Basis Points ("bp") (Rate Shock in Rates)(1)
	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets
	Amount	Change	Change	NPV Ratio	Change
	(Dollars in Thousands)
+300 bp	$16,692	$(1,765)	(10)%	10.35%	(78)bp
+200 bp	17,333	(1,124)	(6)	10.64	(49)
+100 bp	17,968	(489)	(3)	10.93	(20)
0 bp	18,457	---	---	11.13	---
-100 bp	18,531	74	(0)	11.11	(2)

         ___________
(1)Assumes an instantaneous uniform change in interest rates at all maturities.

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

Next Page

           The following table summarizes the anticipated maturities or repricing of Citizens Community Federal's interest-earning assets and interest-bearing liabilities at September 30, 2005, based on the information and assumptions set forth below.

	Six Months or Less	Over Six Months to One Year	Over One to Three Years	Over Three to Five Years	Over Five Years	Total
	(Dollars in Thousands)

Real estate mortgage loans	$21,691	$16,825	$52,507	$26,249	$27,279	$144,551
Consumer loans	35,060	23,135	13,502	1,158	1,328	74,183
Securities available for sale	83	1,066	366	412	161	2,088
Other interest-bearing deposits	295	198	950	--	--	1,443
Federal Home Loan Bank stock	2,095	--	--	--	--	2,095
Cash equivalents	9,265	--	--	--	--	9,265
Total interest-earning assets	68,489	41,224	67,325	27,819	28,768	233,625

Savings accounts	2,719	2,719	20,885	834	36	27,193
Demand and money market	7,725	7,725	11,593	2,898	5,284	35,225
Certificates of deposit	34,502	25,853	30,921	9,362	--	100,638
FHLB advances	36,200	--	--	--	--	36,200
Total interest-bearing liabilities	81,146	36,297	63,399	13,094	5,320	199,256

Interest-earning assets less interest-bearing liabilities	$(12,657)	$ 4,927	$ 3,926	$14,725	$23,448	$ 34,369

Cumulative interest rate sensitivity gap	$(12,657)	$(7,730)	$ (3,804)	$10,921	$34,369	$ 34,369

Cumulative interest rate gap as a percentage of assets at September 30, 2005	(5.15)%	(3.15)%	(1.55)%	4.44%	13.99%	13.99%

Cumulative interest rate gap as a percentage of interest-earning assets at September 30, 2005	(5.42)%	(3.31)%	(1.63)%	4.67%	14.71%	14.71%

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

           Assets and liabilities scheduled to reprice are included in the period in which the rate is next scheduled to adjust rather than in the period in which the assets or liabilities are due. Fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, as adjusted to take into account estimated prepayments based on OTS prepayment tables. No effect is given to the payable on demand clause in certain mortgage loans originated by Citizens Community Federal.

Next Page

           As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, a limited amount of our assets have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Critical Accounting Policies

           There are certain accounting policies that we have established which require us to use our judgment. The only critical accounting policy, in addition to the policies included in Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements, is as follows:

           Allowance for Loan Losses. Establishing the amount of the allowance for loan losses requires the use of our judgment. We evaluate our assets at least quarterly, and review their risk components as part of that evaluation. If we misjudge a major component and experience a loss, it will likely affect our earnings. In addition, by the very nature of the determination of the allowance, developments as to particular loans can affect year-to-year provision amounts. We consistently challenge ourselves in the review of the risk components to identify any changes in trends and their cause.

Next Page

Independent Auditor's Report

Board of Directors
Citizens Community Bancorp
Eau Claire, Wisconsin

We have audited the accompanying consolidated balance sheets of Citizens Community Bancorp and Subsidiary as of September 30, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Community Bancorp and Subsidiary as of September 30, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Wipfli LLP

October 21, 2005
Eau Claire, Wisconsin

Next Page

Citizens Community Bancorp and Subsidiary

Consolidated Balance Sheets
September 30, 2005 and 2004

Assets	2005	2004

Cash and cash equivalents	$9,265,477	$4,768,007
Other interest-bearing deposits	1,444,233	0
Securities available-for-sale (at fair value)	2,088,349	0
Federal Home Loan Bank stock	2,094,900	827,700
Loans receivable - Net of allowance for loan losses of $803,218 and $554,210 in 2005 and 2004, respectively	217,930,666	152,376,330
Office properties and equipment - Net	2,922,884	2,198,809
Accrued interest receivable - Loans	612,644	466,399
Intangible assets	2,130,949	348,486
Goodwill	5,465,619	0
Other assets	1,751,770	994,065

TOTAL ASSETS	$245,707,491	$161,979,796

Liabilities and Stockholders' Equity

Deposits	$177,469,100	$127,976,262
Federal Home Loan Bank advances	36,200,000	13,500,000
Other liabilities	2,484,991	897,612

Total liabilities	216,154,091	142,373,874

Preferred stock - Par Value $.01: Authorized - 1,000,000 shares Issued and outstanding - 0 shares
Common stock - Par value $.01: Authorized - 5,000,000 shares Issued and outstanding - 3,747,319 and 3,041,750 shares, respectively	37,473	30,418
Additional paid-in capital	18,779,709	9,029,696
Retained earnings	12,536,512	11,678,548
Unearned ESOP shares	(1,013,460)	(1,132,740)
Unearned compensation	(389,169)	0
Accumulated other comprehensive loss	(3,654)	0
Treasury stock, at cost - 26,251 shares	(394,011)	0

Total stockholders' equity	29,553,400	19,605,922

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$245,707,491	$161,979,796

See accompanying notes to consolidated financial statements.

Next Page

Citizens Community Bancorp and Subsidiary

Consolidated Statements of Income
Years Ended September 30, 2005 and 2004

	2005	2004

Interest and dividend income:
Interest and fees on loans	$11,708,703	$9,544,179
Interest on investments	217,386	75,309

Total interest and dividend income	11,926,089	9,619,488

Interest expense:
Interest on deposits	3,263,059	2,804,710
Interest on FHLB advances	728,618	84,597

Total interest expense	3,991,677	2,889,307

Net interest income	7,934,412	6,730,181
Provision for loan losses	414,078	395,997

Net interest income after provision for loan losses	7,520,334	6,334,184

Noninterest income:
Service charges on deposit accounts	832,188	784,318
Insurance commissions	397,287	308,835
Loan fees and service charges	328,329	258,784
Other	463,045	16,720

Total noninterest income	2,020,849	1,368,657

Noninterest expense:
Salaries and related benefits	4,687,447	3,986,524
Occupancy - Net	752,336	629,849
Office	667,968	546,510
Data processing	329,761	301,503
Other	1,368,267	858,582

Total noninterest expense	7,805,779	6,322,968

Income before provision for income taxes	1,735,404	1,379,873
Provision for income taxes	684,334	543,328

Net income	$1,051,070	$836,545

Basic earnings per share	$0.35	N/A

Diluted earnings per share	$0.35	N/A

See accompanying notes to consolidated financial statements.

Next Page

Citizens Community Bancorp and Subsidiary

Consolidated Statements of Changes in Stockholders' Equity
Years Ended September 30, 2005 and 2004

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Unearned Compensation	Accumulated Other Comprehensive Loss	Treasury Stock	Totals

Balance, October 1, 2003	0	$0	$0	$10,990,935	$0	$0	$0	$0	$10,990,935

Comprehensive income:
Net income				836,545					836,545
Sale of common stock - Unearned ESOP shares	978,650	9,787	9,038,403						9,048,190
Common stock acquired by ESOP -
119,236 shares					(1,192,360)				(1,192,360)
Committed ESOP shares					59,620				59,620
Appreciation in fair value of ESOP shares
charged to expense			11,924						11,924
Capitalization of CCMHC	2,063,100	20,631	(20,631)	(100,000)					(100,000)
Cash dividends ($.05 per share)				(48,932)					(48,932)

Balance, September 30, 2004	3,041,750	30,418	9,029,696	11,678,548	(1,132,740)	0	0	0	19,605,922

Comprehensive income:
Net income				1,051,070					1,051,070
Net unrealized loss on available-for-sale securities							(3,654)		(3,654)

Total comprehensive income									1,047,416

Common stock issued due to merger	705,569	7,055	9,758,975						9,766,030
Common stock purchased - 59,637 shares								(895,135)	(895,135)
Committed ESOP shares			43,120		119,280				162,400
Common stock awarded for Recognition and
Retention Plan - 33,386 shares			(52,082)			(449,042)		501,124	0
Amortization of restricted stock						59,873			59,873
Cash dividends ($.05 per share)				(193,106)					(193,106)

Balance, September 30, 2005	3,747,319	$37,473	$18,779,709	$12,536,512	($1,013,460)	($389,169)	($3,654)	($394,011)	$29,553,400

See accompanying notes to consolidated financial statements.

Next Page

Citizens Community Bancorp and Subsidiary

Consolidated Statements of Cash Flows
Years Ended September 30, 2005 and 2004

	2005	2004

Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$1,051,070	$836,545

Adjustments to reconcile net income to net cash provided by operating activities:
Provision for depreciation	278,032	256,162
Provision for loan losses	414,078	395,997
Amortization of purchase accounting adjustments	19,277	0
Amortization of core deposit intangible	94,537	24,330
Amortization of restricted stock	59,873	0
Provision (benefit) for deferred income taxes	104,000	(124,000)
Federal Home Loan Bank stock dividends	(53,600)	(44,700)
ESOP contribution expense in excess of shares released	43,120	11,924
Increase in accrued interest receivable and other assets	(622,922)	(286,784)
Increase in other liabilities	360,967	128,022

Total adjustments	697,362	360,951

Net cash provided by operating activities	1,748,432	1,197,496

Cash flows from investing activities:
Proceeds from maturities of other interest-bearing deposits	363,112	0
Purchase of Federal Home Loan Bank stock	(928,700)	(112,000)
Net increase in loans	(39,270,812)	(28,959,211)
Capital expenditures	(235,216)	(87,885)
Cash received for branch acquisition	13,172,051	6,970,198

Net cash used in investing activities	(26,899,565)	(22,188,898)

Next Page

Citizens Community Bancorp and Subsidiary

Consolidated Statements of Cash Flows (Continued)
Years Ended September 30, 2005 and 2004

	2005	2004

Cash from financing activities:
Increase in borrowings	$22,700,000	$9,800,000
Increase in deposits	7,917,564	5,118,868
Payments to acquire treasury stock	(895,135)	0
Proceeds from sale of common stock	0	9,048,189
Formation of CCMHC`	0	(100,000)
Loan to ESOP for purchase of common stock	0	(1,192,360)
Reduction in unallocated shares held by ESOP	119,280	59,620
Cash dividends paid	(193,106)	(48,932)

Net cash provided by financing activities	29,648,603	22,685,385

Net increase in cash and cash equivalents	4,497,470	1,693,983
Cash and cash equivalents at beginning	4,768,007	3,074,024

Cash and cash equivalents at end	$9,265,477	$4,768,007

Supplemental cash flow information:
Cash paid during the year for:
Interest on deposits	$3,116,814	$2,897,762
Income taxes	728,000	686,406

Supplemental schedule of noncash investing and financing activities:

The fair values of noncash assets acquired and liabilities assumed in the merger with Community Plus Savings Bank were $52,328,000 and $42,570,000, respectively. Approximately 706,000 shares of common stock, valued at $9,250,000, were issued in connection with this merger. Note 2 provides additional detail related to this transaction.

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

Nature of Operations

Citizens Community Bancorp (the "Company") is a federally chartered holding company formed on March 29, 2004, for the purpose of acquiring all of the common stock of Citizens Community Federal (the "Bank") concurrent with its reorganization and stock issuance plan. The reorganization was consummated on March 29, 2004. In connection with the reorganization, the Company sold 978,650 shares of its common stock, par value $0.01 per share, in a subscription offering, and issued 2,063,100 shares to Citizens Community MHC (CCMHC), raising approximately $8.9 million, net of costs. The Company is a majority-owned subsidiary of CCMHC, a federally chartered mutual holding company.

The Bank is a federally chartered stock savings bank. It operates its business from several banking offices located in Wisconsin, Minnesota, and Michigan. The Bank is engaged in the business of attracting deposits from the general public and investing those deposits in residential and consumer loans.

Principles of Consolidation

The consolidated financial statements include the accounts of Citizens Community Bancorp and its wholly owned subsidiary, Citizens Community Federal. All significant intercompany balances and transactions have been eliminated. The accounting and reporting policies of the Company conform to generally accepted accounting principles (GAAP) and to the practices within the banking industry.

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

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash due from banks and interest-bearing deposits with original maturities of three months or less.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 1	Summary of Significant Accounting Policies (Continued)

Other Interest-Bearing Deposits

Other interest-bearing deposits mature within three years and are carried at cost, which approximates fair value.

Securities

Securities are classified as available for sale and are carried at fair value, with unrealized gains and losses reported in other comprehensive income. Amortization of premiums and accretion of discounts are recognized in interest income using the interest method over the estimated lives of the securities.

Declines in fair value of securities that are deemed to be other than temporary, if applicable, are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers the length of time and the extent to which fair value has been less than cost; the financial condition and near-term prospects of the issuer; and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and determined using the specific-identification method.

Federal Home Loan Bank Stock

The Bank owns stock in the Federal Home Loan Bank (FHLB). FHLB stock is carried at cost which approximates fair value. The Bank is required to hold the stock as a member of the FHLB system, and transfer of the stock is substantially restricted. The stock is pledged as collateral for outstanding FHLB advances.

Interest and Fees on Loans

Interest on loans is credited to income over the contractual life of the loans based on the principal amount outstanding using the interest method. Accrual of interest is discontinued when a loan becomes over 90 days delinquent. Uncollectible interest previously accrued is charged off or an allowance is established by means of a charge to interest income. Income is subsequently recognized only to the extent cash payments are received until all past due interest and principal have been collected, in which case the loan is returned to accrual status. Interest income recognition on loans considered to be impaired under current accounting standards is consistent with recognition on all other loans.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 1	Summary of Significant Accounting Policies (Continued)

Interest and Fees on Loans (Continued)

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

The Bank considers loans secured by real estate and all consumer loans to be large groups of smaller-balance homogeneous loans. Each portfolio of smaller-balance, homogeneous loans is collectively evaluated for impairment. The allowance for credit losses attributed to these loans is established via a process that estimates the probable losses inherent in the portfolio, based on various analyses. These include historical delinquency and credit loss experience and the current aging of the portfolio, together with analyses that reflect current trends and conditions. Management also considers overall portfolio indicators including historical credit losses, delinquent, nonperforming and classified loans, and trends in volumes and terms of loans; an evaluation of overall credit quality and the credit process, including lending policies and procedures; and economic, geographical, and other environmental factors and regulatory guidance.

In management's judgment, the allowance for loan losses is maintained at a level that represents its best estimate of probable losses relating to specifically identified loans, as well as probable losses inherent in the balance of the loan portfolio. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

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

Foreclosed Properties (Continued)

After foreclosure, valuations are periodically performed by management and a charge to income is recorded if the carrying value of a property exceeds its fair value less estimated selling costs. Revenue and expenses from operations and changes in any valuation allowance are included in loss on foreclosed real estate.

Office Properties and Equipment

Office properties and equipment are stated at cost. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of office properties and equipment are reflected in income. Depreciation is computed principally on the straight-line method and is based on the estimated useful lives of the assets, varying from 10 to 40 years for buildings and 3 to 10 years for equipment.

Intangible Assets and Goodwill

Intangible assets attributable to the value of core deposits acquired and the excess of purchase price over fair value of assets acquired (goodwill) are stated at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over periods of seven to fifteen years. Goodwill is not amortized.

The Company reviews intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The evaluation includes assessing the estimated fair value of the intangible asset based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the intangible asset. Adjustments are recorded if it is determined that the benefit of the intangible asset has decreased.

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

Advertising Costs

Advertising costs are expensed as incurred.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 1	Summary of Significant Accounting Policies (Continued)

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The weighted average number of shares outstanding was 3,007,681 for basic EPS and 3,009,002 for diluted EPS in 2005. Because the formation of the Company was completed on March 29, 2004, per share earnings for the year ended September 30, 2004, is not meaningful and is, therefore, not presented.

Future Accounting Changes

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, Share-Based Payment, which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires that the cost of share-based payment transactions (including those with employees and nonemployees) be recognized in the financial statements. SFAS No. 123R applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for those held by an ESOP) or by incurring liabilities (1) in amounts based (even in part) on the price of the entity's shares or other equity instruments, or (2) that require (or may require) settlement by the issuance of an entity's shares or other equity instruments.

The Company plans to adopt SFAS No. 123R, as required, on October 1, 2006. While the Company is still in the process of evaluating the effect of the FASB statement on the financial statements, Note 1 does disclose the effect on earnings had SFAS No. 123 been adopted in prior periods. Since the statement will be adopted using the modified- prospective method, the effect the adoption will have on the financial statements can be materially impacted by the number of options granted in future periods.

Stock-Based Compensation

Generally accepted accounting principles encourage all entities to adopt a fair-value- based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. At September 30, 2005, the rules also allow an entity to continue to measure compensation cost for those plans using the intrinsic-value-based method of accounting, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date over the amount an employee must pay to acquire the stock. However, effective during the quarter ending December 31, 2006, this treatment will change to require all stock-based compensation to be reflected as income (refer to "Future Accounting Changes").

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 1	Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation (Continued)

Citizens Community Bancorp follows the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and uses the "intrinsic value method" of recording stock-based compensation cost. Because stock options are granted with an exercise price equal to fair value at the date of grant, no compensation expense is recorded.

The following table illustrates the effect of net income and earnings per share if the fair-value-based method had been applied to all outstanding and unvested awards in each year:

	2005	2004

Net income, as reported	$1,051,070	$836,545
Deduct:
Total stock-based employee compensation expense determined under the fair-value-based method for all awards, net of related tax effects	44,576	0

Pro forma net income	$1,006,494	$836,545

Earnings per share - Basic and diluted
As reported:
Basic	$0.35	N/A
Diluted	$0.35	N/A

Pro forma:
Basic	$0.33	N/A
Diluted	$0.33	N/A

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 1	Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation (Continued)

The fair value of stock options granted in 2005 was estimated at the date of grant using the Black-Scholes methodology. No options were granted in 2004. The following assumptions were made in estimating the fair value for options granted for the year ended September 30, 2005:

2005

Dividend yield	1.49%
Risk-free interest rate	4.16%
Weighted average expected life (years)	10
Expected volatility	16.08%

The weighted average fair value of options at their grant date, using the assumptions shown above, was computed at $3.66 per share for options granted in 2005.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commitments under credit card arrangements. Such financial instruments are recorded in the financial statements when they become payable.

Other Comprehensive Income

The Company's accumulated other comprehensive income (loss) is comprised of the unrealized gain or loss on securities available for sale, net of tax.

Segment Information

The Company, through a branch network of its banking subsidiary, provides a full range of banking services in northern Wisconsin, Minnesota, and Michigan.

While the Company's chief decision makers monitor the revenue streams of various Company products and services, operations are managed and financial performance is evaluated on a companywide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 2	Merger

On July 1, 2005, the acquisition of Community Plus Savings Bank (CPSB) by the Company in a tax-free merger of CPSB with and into the Bank (the Merger) was completed. In accordance with the agreement, the Company issued 705,569 additional shares to CCMHC as determined under the agreement. The primary objectives of the Merger were to provide additional liquidity and geographic growth opportunities for the Company.

The merger was accounted for using the purchase method of accounting. Accordingly, the results of operations of CPSB since the date of acquisition are included in the consolidated financial statements.

The purchase price to complete the merger was $9.76 million. The purchase price of the Merger has been allocated to the assets acquired and liabilities assumed, using their fair values at the merger date.

Goodwill and other purchase accounting adjustments were recorded upon the consummation of the purchase acquisition where the purchase price exceeded the fair value of net assets acquired. The Bank recorded a core deposit intangible of $1,877,000, which is being amortized as indicated in Note 8. In addition, approximately $516,000 of expenses associated with the acquisition were capitalized. The computation of the purchase price and the allocation of the purchase price to the net assets of CPSB - based on their fair values as of July 1, 2005 - and the resulting goodwill follow.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 2	Merger (Continued)

(In thousands, except per share amounts)	July 1, 2005

Purchase price
Company common stock issued	705,569
Average price per Company common share(1)	$13.11

$9,250
Merger costs capitalized	516

Total purchase price	$9,766

Net assets acquired:
CPSB stockholders' equity	$4,144

Adjustments to reflect assets acquired at fair value:
Investment securities	(11)
Loans receivable	(456)
Office properties and equipment	(82)
Core deposit intangible	1,877
Other assets	(420)

Adjustments to reflect liabilities assumed at fair value:
Deposits	(50)
Deferred income taxes	(405)
Pension liability	(220)
Other liabilities	(77)

Net assets acquired at fair market value	4,300

Goodwill resulting from Merger	$5,466

(1)	The value of the Company's common stock issued to CCMHC was based on the average closing bid price of the Company's common stock for the 20th through the 5th trading days prior to the July 1, 2005, closing date.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 2	Merger (Continued)

Unaudited pro forma condensed combined financial information

The following unaudited pro forma condensed combined financial information presents the results of operations of CPSB had the Merger taken place at the beginning of each period.

(In thousands, except per share amounts)	2005	2004

Net interest income	$9,028	$8,563
Noninterest income	2,173	1,406
Provision for loan losses	427	409
Other noninterest expense	9,260	8,132
Income before income taxes	1,514	1,428
Net income	920	870

Basic and diluted earnings per share	$0.28	N/A

Note 3	Cash and Cash Equivalents

In the normal course of business, the Bank maintains cash and due from bank balances with correspondent banks which routinely exceed insured amounts. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Bank monitors the financial condition of correspondent banks and believes credit risk is minimal.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 4	Securities The amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	September 30, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

Securities Available for Sale

Debt securities:
Corporate securities	$1,000,000	$0	$18,740	$981,260
Mortgage-related securities	952,254	246	6,147	946,353
Mutual funds	141,518	19,218	0	160,736

Total securities available for sale	$2,093,772	$19,464	$24,887	$2,088,349

The following table shows the fair value and gross unrealized losses of securities with unrealized losses at September 30, 2005, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate securities	$981,260	$18,740	$0	$0	$981,260	$18,740
Mortgage-related securities	608,160	6,147	0	0	608,160	6,147

Total temporarily impaired securities	$1,589,420	$24,887	$0	$0	$1,589,420	$24,887

At September 30, 2005, four securities have unrealized losses with aggregate depreciation of 1.6% from the Company's amortized cost basis. The unrealized losses relate principally to the increase in interest rates and are not due to changes in the financial condition of the issuer. When analyzing an issuer's financial condition, management considers whether the securities are issued by a government body or agency, whether a rating agency has downgraded the securities, and industry analysts' reports. Since management has the ability to hold securities until the foreseeable future for securities available for sale, no declines are deemed to be other than temporary.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 4	Securities (Continued)

The following is a summary of amortized cost and estimated fair value of debt securities by contractual maturity, as of September 30, 2005. Contractual maturities will differ from expected maturities for mortgage-related securities because borrowers may have the right to call or prepay obligations without penalties:

	Available for Sale
	Amortized Cost	Estimated Fair Value

Due in one year or less	$1,000,000	$981,260
Mortgage-related securities	952,254	946,353
Mutual funds	141,518	160,736

Total	$2,093,772	$2,088,349

Note 5	Loans The composition of loans at September 30 follows:

	2005	2004
Real estate loans:
First mortgages-1- to 4-family	$136,646,768	$89,841,081
Multifamily and commercial	274,450	320,616
Second mortgages	7,629,782	5,398,362

Total real estate loans	144,551,000	95,560,059

Consumer loans:
Automobile	25,979,550	25,808,371
Secured personal	43,459,864	27,607,256
Unsecured personal	4,743,470	3,954,854

Total consumer loans	74,182,884	57,370,481

Gross loans	218,733,884	152,930,540
Less - Allowance for loan losses	803,218	554,210

Loans receivable, net	$217,930,666	$152,376,330

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 5	Loans (Continued)

The aggregate amount of nonperforming loans was $669,220 and $697,072 at September 30, 2005 and 2004, respectively. Nonperforming loans are those which are contractually past due more than 90 days as to interest or principal payments, on a nonaccrual of interest status, or loans the terms of which have been renegotiated to provide a reduction or deferral of interest or principal. If interest on those loans had been accrued, such income would have been $36,276 and $37,608 in 2005 and 2004, respectively. No loans were considered impaired in 2005 or 2004.

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

Company directors, executive officers, principal stockholders and their affiliates had aggregate borrowings (direct and indirect) from the Bank totaling approximately $61,998 and $79,500 at September 30, 2005 and 2004, respectively.

An analysis of the activity in the allowance for loan losses at September 30 follows:

	2005	2004
Balance at beginning	$554,210	$466,527
Provisions charged to operating expense	414,078	395,997
Allowance for loan losses obtained through bank merger	39,825	0
Loans charged off	(236,059)	(341,437)
Recoveries on loans	31,164	33,123

Balance at end	$803,218	$554,210

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 6	Office Properties and Equipment Office properties and equipment at September 30, consists of the following:

	2005	2004
Land	$612,727	$467,727
Buildings	2,485,033	1,873,663
Furniture, equipment, and vehicles	2,548,747	1,878,932

Subtotals	5,646,507	4,220,322
Less - Accumulated depreciation	2,723,623	2,021,513

Office properties and equipment - Net	$2,922,884	$2,198,809

Depreciation charged to operating expense totaled $278,032 and $256,162 for the years ended September 30, 2005 and 2004, respectively.
Note 7	Intangible Assets The carrying amount of the core deposit intangible at September 30 is as follows:

	2005	2004
Balance at beginning	$348,486	$155,687
Capitalized	1,877,000	217,129
Amortization	(94,537)	(24,330)

Balance at end	$2,130,949	$348,486

Estimated future amortization expense for amortizing core deposit intangible is $302,000 annually.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 8	Goodwill

Goodwill acquired through acquisition was approximately $5,466,000 as of September 30, 2005. The Company tested for impairment during the fourth quarter and determined there was no impairment of goodwill during 2005.

Note 9	Deposits The composition of deposits at September 30 follows:

	2005	2004
Non-interest-bearing demand deposits	$14,413,347	$4,460,849
Interest-bearing demand deposits	4,901,837	6,985,799
Savings accounts	27,192,518	15,420,505
Money market accounts	30,323,395	23,628,315
Certificate accounts	100,638,003	77,480,794

Total deposits	$177,469,100	$127,976,262

Interest expense on deposits for the years ended September 30 was as follows:

	2005	2004
Interest-bearing demand deposits	$29,686	$31,392
Savings accounts	146,951	114,972
Money market accounts	433,141	388,939
Certificate accounts	2,653,281	2,269,407

Totals	$3,263,059	$2,804,710

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 9	Deposits (Continued)

The aggregate amount of time deposit accounts with individual balances greater than $100,000 was $21,408,696 and $16,546,579 at September 30, 2005 and 2004, respectively.

At September 30, 2005, the scheduled maturities of certificate accounts are as follows:

2006	$60,355,259
2007	26,172,661
2008	4,748,395
2009	9,144,743
After 2009	216,945

Total	$100,638,003

Note 10	Federal Home Loan Bank Advances

At September 30, 2005 and 2004, respectively, the Company had $36,200,000 and $13,500,000 in Federal Home Loan Bank variable interest rate daily advances, currently at 4.09%. These advances are secured by a blanket lien consisting principally of 1- to 4-family real estate loans totaling in excess of $110,000,000. At September 30, 2005, the unused portion of this open line of credit totaled approximately $30,456,000. Interest expense was $728,618 and $84,597 in 2005 and 2004, respectively.

The Company owns stock in the Federal Home Loan Bank totaling $2,094,900 and $827,700 at September 30, 2005 and 2005, respectively. The stock is recorded at cost, which approximates fair value. The Company is required to hold the stock as a member of the Federal Home Loan Bank system, and transfer of the stock is substantially restricted.

As a result of the merger, the Company has requested a redemption of stock of the Federal Home Loan Bank in Indianapolis totaling $284,900. Under the terms of the redemption agreement, the redemption will not occur until 2010 on this stock investment.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 11	Income Taxes

	2005	2004
Current tax expense:
Federal	$491,637	$525,604
State	88,697	141,724

Total current tax expense	580,334	667,328

Deferred tax expense (benefit):
Federal	98,400	(99,200)
State	5,600	(24,800)

Total deferred tax expense (benefit)	104,000	(124,000)

Total provision for income taxes	$684,334	$543,328

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities, net of a valuation allowance for deferred tax assets not likely to be realized. The major components of net deferred tax asset (liability) at September 30 are as follows:

	2005	2004

Deferred tax assets:
Mutual savings bank conversion costs	$48,600	$44,000
Director/officer compensation plans	568,800	274,000
Net ESOP plan	0	8,500
Net asset fair value adjustments	175,400	0

Deferred tax assets	792,800	326,500

Deferred tax liabilities:
Office properties and equipment	(63,200)	(42,705)
Allowance for loan losses	(23,300)	(94,000)
Federal Home Loan Bank stock	(73,900)	(43,200)
Prepaids	(40,100)	0
Core deposit - Intangible	(714,200)	0
Other	(2,100)	0

Deferred tax liabilities	(916,800)	(179,905)

Net deferred tax asset (liability)	($124,000)	$146,595

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 11	Income Taxes (Continued) A summary of the source of differences between income taxes at the federal statutory rate and the provisions for income taxes for the years ended September 30 follows:

	2005		2004
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income

Tax expense at statutory rate	$590,037	34.0	$469,157	34.0
Increase in taxes resulting from:
State income tax	94,297	5.4	74,171	5.5

Provision for income taxes	$684,334	39.4	$543,328	39.5

Note 12	Retirement Plans

401(k) Plan

The Company sponsors a 401(k) profit sharing plan that covers substantially all employees. Employees may make pretax voluntary contributions to the plan which are matched in part by the Company. Employer matching contributions to the plan were $73,576 and $58,036 for 2005 and 2004, respectively.

Supplemental Executive and Director Retirement Plan

On August 1, 2002, the Company adopted a Supplemental Executive and Directors' Retirement Plan (SERP). The SERP is an unfunded, noncontributory plan under which the Company will pay supplemental pension benefits to certain key employees and directors upon retirement. Benefits are based on a formula which includes participants' past and future earnings and years of service with the Company. Prior service costs associated with plan adoption are amortized to expense over the remaining working life of each participant.

Actuarial assumptions include assumed discount rates of 5.25% and 6% at September 30, 2005 and 2004, respectively, on benefit obligations and annual salary increases of 5%.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 12	Retirement Plans (Continued)

The accumulated benefit obligation was $2,171,454 and $1,734,481 and the accrued benefit cost was $1,219,267 and $685,883 at September 30, 2005 and 2004, respectively. The accrued benefit cost is included in the balance sheet caption "Other Liabilities."

The components of net periodic benefit cost are as follows:

	2005	2004
Beginning SERP accrued benefit cost	$685,883	$414,066

Service cost	64,007	56,569
Interest cost	110,288	95,235
Amortization of prior service cost	135,012	120,013
Unrecognized net loss	4,077	0

Net periodic benefit cost	313,384	271,817
Additional costs associated with merger	220,000	0

Ending SERP accrued benefit cost	$1,219,267	$685,883

Employee Stock Ownership Plan

The Board of Directors approved an Employee Stock Ownership Plan (ESOP) that became effective March 29, 2004. The Plan is designed to provide eligible employees the advantage of ownership of Company stock. Employees are eligible to participate in the Plan after reaching age twenty-one, completing one year of service, and working at least one thousand hours of consecutive service during the year. Contributions are allocated to eligible participants on the basis of compensation.

The ESOP borrowed $1,192,360 from the Company to finance the purchase of 119,236 shares in connection with the initial public offering. The loan is payable in annual installments over ten years at an annual interest rate equal to 5%. The loan can be prepaid without penalty. Loan payments are principally funded by cash contributions from the Company, subject to federal tax law limits.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 12	Retirement Plans (Continued)

Shares used as collateral to secure the loan are released and available for allocation to eligible employees as the principal and interest on the loan is paid. Employees become fully vested in their ESOP account after five years of service. Dividends on unallocated shares are generally applied toward payment of the loan. ESOP shares committed to be released are considered outstanding in determining earnings per share.

Contribution expense to the ESOP is based on the fair value (average stock price) of the shares scheduled to be released and totaled $162,400 in 2005. One-tenth of the shares are scheduled to be released each year. The cost of all unallocated shares held by the ESOP has been reflected in the consolidated balance sheets as a contra equity amount.

The ESOP shares as of September 30, 2005, were as follows:

Allocated	5,962
Committed to be released	11,928
Unallocated	101,346

Total shares held by ESOP	119,236

Estimated fair value of unallocated shares held	$1,290,135

Note 13	Leases

The Bank leases its administrative and data processing center located in Eau Claire, Wisconsin. The lease, which is for three years expiring in 2009, is classified as an operating lease. Monthly rent is $8,464; $8,962; and $9,294 in 2006, 2007, and 2008 through the termination date. The monthly rent includes utilities and property taxes. The Bank has one three-year renewal option on the lease. The Mondovi, Wisconsin branch, the Eau Claire training center, and the Rochester Hills, Michigan administrative offices are also rented under operating leases expiring in 2006. The Rice Lake, Wisconsin office is rented under an operating lease expiring in 2007. The Oakdale, Minnesota; Mankato, Minnesota; and Lake Orion, Michigan branches are rented under operating leases expiring in 2009, 2010, and 2012, respectively.

The rental expense for all operating leases was $248,056 and $197,477 for the years ended September 30, 2005 and 2004, respectively.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 13	Leases (Continued) Future minimum lease payments by year and in aggregate under the original terms of the non-cancelable operating leases consist of the following:

2006	$253,403
2007	221,493
2008	205,314
2009	165,762
2010	51,718

Total	$897,690

Note 14	Stock-Based Compensation Plans

Recognition and Retention Plans

On February 4, 2005, shareholders approved the Citizens Community Bancorp 2004 Recognition and Retention Plan (Recognition Plan) which authorized the Board of Directors to award up to 59,618 shares of common stock. On February 4, 2005, the Board of Directors granted 33,386 shares under the Recognition Plan to members of management and nonemployee directors. The market value of the shares awarded at the grant date amounted to $449,042 and has been recognized in the accompanying balance sheet as unearned stock-based compensation. The market value of the shares awarded is being recognized as compensation expense ratably over the five-year vesting period. During fiscal year 2005, no shares were forfeited. Compensation expense related to the Recognition Plan was $59,873 for the year ended September 30, 2005. During fiscal year 2004, there was no compensation expense related to the Recognition Plan.

Stock Option Plan

On February 4, 2005, shareholders approved the Citizens Community Bancorp 2004 Stock Option and Incentive Plan (Option Plan) which authorized the Board of Directors to grant up to 149,046 shares of common stock. On February 4, 2005, the Board of Directors granted 105,827 options to buy stock under the Option Plan at an exercise price of $13.45, the fair value of the stock on that date. The options vest ratably over a five-year period. Unexercised, nonqualified stock options expire in 15 years and unexercised, incentive stock options expire in 10 years. None of the options granted were vested, exercised, or forfeited during the year ended September 30, 2005, and all options granted remain outstanding at year-end.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 14	Stock-Based Compensation Plans (Continued) Activity for the year ended September 30, 2005, is summarized in the following table.

	Option Shares	Weighted Average Price

Outstanding - Beginning of year	0	$0
Options granted	105,827	13.45

Outstanding - End of Year	105,827	$13.45

Exercisable at September 30, 2005	0
Weighted average fair value of options granted		$3.66
Available for future grant at year-end	43,219

The following table summarizes information about Plan awards outstanding at September 30, 2005:

Options Outstanding and Exercisable

Number Outstanding	Weighted Average Remaining Contractual Life	Exercise Price

68,562	9.42 years	$13.45
37,265	14.42 years	$13.45

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 15	Commitments and Contingencies

Financial Instruments with Off-Balance-Sheet Risk

The Company's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk, and liquidity risk. These commitments and contingent liabilities are commitments to extend credit.

A summary of the Company's commitments and contingent liabilities at September 30 follows:

	2005	2004

Commitments to extend credit - Fixed rate (6.0% - 7.0%
in 2005; 5.5% - 6.5% in 2004)	$611,163	$445,000
Unused lines of credit:
Real estate equity advance plan (REAP)	825,153	553,994
Kwik cash and lines of credit	1,734,116	1,656,257
MasterCard and VISA credit cards	4,955,968	2,874,447

Totals	$8,126,400	$5,529,698

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 15	Commitments and Contingencies(Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A portion of the commitments is expected to be drawn upon, thus representing future cash requirements. Management evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include real estate and personal property. Substantial amounts of unsecured personal loans are granted by the Company. However, ongoing credit evaluations of customers are performed.

In September 2005 the Company entered into a data processing services agreement for a period of five years, and a series of purchase agreements for computer equipment and software.

Concentration of Credit Risk

The majority of the Company's loans and commitments have been granted to customers in the Company's local market area. The concentrations of credit by type are set forth in Note 5. Management believes the diversity of the area economy will prevent significant losses in the event of an economic downturn.

Contingencies

In the normal course of business, the Company occasionally becomes involved in various legal proceedings. In the opinion of management, any liability from such proceedings would not have a material adverse effect on the business or financial condition of the Company.

Note 16	Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 16	Capital Requirements (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. It is management's opinion as of September 30, 2005, that the Bank meets all capital adequacy requirements.

As of September 30, 2005, the most recent notification from the Office of Thrift Supervision categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual and regulatory capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

September 30, 2005
Total capital (to risk-weighted assets)	$19,318,000	12.6%	$12,259,000	>8.0%	$15,323,000	>10.0%
Tier 1 capital (to risk-weightedassets)	18,693,000	12.2%	6,129,000	>4.0%	9,194,000	> 6.0%
Tier 1 capital (to adjusted totalassets)	18,693,000	7.9%	9,495,000	>4.0%	11,869,000	> 5.0%
Tangible capital (to tangibleassets)	18,693,000	7.9%	3,561,000	>1.5%	N/A	N/A

September 30, 2004
Total capital (to risk-weightedassets)	$15,281,000	14.0%	$8,749,000	>8.0%	$10,936,000	>10.0%
Tier 1 capital (to risk-weightedassets)	14,870,000	13.6%	4,374,480	>4.0%	6,562,000	> 6.0%
Tier 1 capital (to adjusted totalassets)	14,870,000	9.2%	6,469,000	>4.0%	8,086,000	> 5.0%
Tangible capital (to tangibleassets)	14,870,000	9.2%	2,426,000	>1.5%	N/A	N/A

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 17	Fair Values of Financial Instruments

Current accounting standards require that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions for the Company's financial instruments are summarized below.

Cash and Cash Equivalents

The carrying values approximate the fair values for these assets.

Securities Available for Sale

Fair values are based on quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

Fair value is estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as residential mortgage and consumer. The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using market discount rates reflecting the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Company's repayment schedules for each loan classification.

The methodology in determining fair value of nonaccrual loans is to average them into the blended interest rate at 0% interest. This has the effect of decreasing the carrying amount below the risk-free rate amount and, therefore, discounts the estimated fair value.

Impaired loans are measured at the estimated fair value of the expected future cash flows at the loan's effective interest rate or the fair value of the collateral for loans which are collateral dependent. Therefore, the carrying values of impaired loans approximate the estimated fair values for these assets.

Federal Home Loan Bank Stock

Fair value for the Federal Home Loan Bank stock is based on its redeemable (carrying) value, since the market for this stock is restricted.

Deposits

The fair value of deposits with no stated maturity, such as demand deposits, savings accounts, and money market accounts, is the amount payable on demand at the reporting date. The fair value of certificate accounts is calculated by using discounted cash flows applying interest rates currently being offered on similar certificates.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 17	Fair Value of Financial Instruments (Continued)

Federal Home Loan Bank Advances

The fair value of FHLB advances is estimated using discounted cash flows based on the Bank's current incremental borrowing rates for similar borrowing arrangements.

Accrued Interest

The carrying amount of accrued interest approximates its fair value.

Off-Balance-Sheet Instruments

The fair value of commitments would be estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the current interest rates, and the present creditworthiness of the customers. Since this amount is immaterial, no amounts for fair value are presented.

The carrying amount and estimated fair value of financial instruments at September 30 were as follows:

	2005		2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Financial assets:
Cash and cash equivalents	$9,265,477	$9,265,477	$4,768,007	$4,768,007
Securities available for sale	2,088,349	2,088,349	0	0
Loans receivable	217,930,666	214,866,681	152,376,330	155,494,000
FHLB stock	2,094,900	2,094,900	827,700	827,700
Accrued interest receivable	612,644	612,644	466,399	466,399

Financial liabilities:
Deposits	177,469,100	177,774,517	127,976,262	128,227,000
FHLB advances	36,200,000	36,200,000	13,500,000	13,500,000
Accrued interest payable	50,228	50,228	3,503	3,503

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 17	Fair Value of Financial Instruments (Continued)

Limitations

Fair value estimates are made at a specific time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include premises and equipment, other assets, and other liabilities.

In addition, the tax ramifications related to the realization of the unrealized gains or losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 18	Condensed Parent Company Only Financial Statements

The following condensed balance sheets as of September 30, 2005 and 2004, and condensed statements of income and cash flows for the years then ended for Citizens Community Bancorp should be read in conjunction with the consolidated financial statements and the notes thereto. As explained in Note 1, Citizens Community Bancorp was formed March 29, 2004.

Balance Sheets September 30, 2005 and 2004

Assets	2005	2004

Cash and cash equivalents	$2,213,867	$3,239,230
Investment in subsidiary	26,288,488	15,218,787
Note receivable - ESOP	1,051,045	1,147,906

TOTAL ASSETS	$29,553,400	$19,605,923

Stockholders' Equity

TOTAL STOCKHOLDERS' EQUITY	$29,553,400	$19,605,923

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 18	Condensed Parent Company Only Financial Statements (Continued)

Statements of Income Years Ended September 30, 2005 and 2004

	2005	2004

Income:
Interest and dividends	$102,773	$61,081

Total income	102,773	61,081

Expenses - Other	159,945	28,874

Income before provision for income taxes and equity in undistributed net income of subsidiary	(57,172)	32,207

Provision (benefit) for income taxes	(23,189)	11,000

Income (loss) before equity in undistributed net income of subsidiary	(33,983)	21,207

Equity in undistributed net income of subsidiary	1,085,053	815,338

Net income	$1,051,070	$836,545

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 18	Condensed Parent Company Only Financial Statements (Continued)

Statements of Cash Flows Years Ended September 30, 2005 and 2004

	2005	2004

Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$1,051,070	$836,545
Adjustments to reconcile net income to net cash provided by operating activities - Equity in undistributed income of subsidiary	(1,085,053)	(815,338)

Net cash provided by (used in) operating activities	(33,983)	21,207

Cash flows from investing activities:
Investment in subsidiary	0	(4,533,328)
Loan to ESOP	0	(1,192,360)
Principal received on ESOP loan	96,861	44,454

Net cash provided by (used in) investing activities	96,861	(5,681,234)

Cash flows from financing activities:
Sale of common stock	0	9,048,189
Formation of CCMHC	0	(100,000)
Purchase of treasury stock	(895,135)	0
Cash dividends paid	(193,106)	(48,932)

Net cash provided by (used in) financing activities	(1,088,241)	8,899,257

Net increase (decrease) in cash and cash equivalents	(1,025,363)	3,239,230
Cash and cash equivalents at beginning	3,239,230	0

Cash and cash equivalents at end	$2,213,867	$3,239,230

Supplemental cash flow information:
Cash paid (received) during the year for income taxes	($23,189)	$11,000

Next Page

CITIZENS COMMUNITY BANCORP
STOCKHOLDER INFORMATION

ANNUAL MEETING
The Annual Meeting of Stockholders of Citizens Community Bancorp will be held at the Company's offices in Banbury Place, Building D02, Suite 319, 800 Wisconsin Street, Eau Claire, Wisconsin, 54703, on February 22, 2006, at 4:00 p.m. local time.

STOCK LISTING
Citizens Community Bancorp common stock is traded on the OTC Bulletin Board under the symbol "CZWI.OB."

PRICE RANGE OF COMMON STOCK
	HIGH	LOW	DIVIDENDS
Fiscal 2004
Second Quarter	$13.50	$12.10	$ --
Third Quarter	$13.25	$11.25	$0.05
Fourth Quarter	$12.75	$11.80	$0.05

Fiscal 2005
First Quarter	$15.50	$12.50	$0.05
Second Quarter	$15.50	$13.00	$0.05
Third Quarter	$14.75	$12.75	$0.05
Fourth Quarter	$13.00	$12.50	$0.05

The stock price information set forth in the table above was provided by the Yahoo Finance System. The common stock began trading on March 30, 2004. The closing price of Citizens Community Bancorp common stock on December 19, 2005 was $13.00.

At December 19, 2005 there were 3,724,644 shares of Citizens Community Bancorp common stock outstanding (including unallocated ESOP shares) and there were 364 holders of record.

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
Citizens Community Bancorp files an annual report with the Securities and Exchange Commission on Form 10-KSB and three quarterly reports on Form 10-QSB. Copies of these forms are available by request. Requests, as well as inquiries from stockholders, analysts and others seeking information about Citizens Community Bancorp should be directed to John D. Zettler, Senior Vice President and Chief Financial Officer, at 2174 EastRidge Center, Eau Claire, WI 54701, telephone (715) 836-9994.
www.citizenscommunityfederal.net	Stockholders should direct inquiries concerning their stock, change of name, address or ownership; report lost certificates or consolidate accounts to the Company's transfer agent at 1-(800)-368-5948 or write:

Registrar and Transfer Co.
10 Commerce Drive
Cranford, NJ 07016

ANNUAL AND OTHER REPORTS
A copy of Citizens Community Bancorp's Annual Report on Form 10-KSB for the year ended September 30, 2005, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting John D. Zettler, Citizens Community Bancorp, 2174 EastRidge Center, Eau Claire, Wisconsin 54701.

Next Page

CITIZENS COMMUNITY BANCORP
CORPORATE INFORMATION

Citizens Community Bancorp Board of Directors	Citizens Community Federal Officers
Richard McHugh, Chairman Thomas C. Kempen, Vice Chairman Brian R. Schilling Donna E. Talmage David B. Westrate James G. Cooley	James G. Cooley, President and Chief Executive Officer
John D. Zettler, Senior Vice President/Chief Financial Officer
Timothy J. Cruciani, Executive Vice President
Johnny W. Thompson, Senior Vice President/Chief
   Administrative Officer
Rebecca Johnson, Vice President MIC/Accounting
Brian Ashley, Senior Vice President
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
Baraboo, WI 53913

Black River Falls Branch
W9036 Highway 54 E.
Black River Falls, WI 54615
Michigan Offices:
Rochester Hills Branch
310 W. Tienken Road
Rochester Hills, MI 48306

Lake Orion Branch
688 S. Lapeer Road
Lake Orion, MI 48362

Minnesota Offices:
Mankato Branch
1410 Madison Avenue
Mankato, MN 56001

Oakdale Branch
7035 10th Street North
Oakdale, MN 55128

Independent Auditors Wipfli, LLP 515 W. Prairie View Road Chippewa Falls, WI 54729
Special Counsel Silver, Freedman & Taff, L.L.P. 1700 Wisconsin Avenue, N.W. Washington, D.C. 20007