Form 10KSB/A, Exhibit 13
period 2005-09-30
CITIZENS COMMUNITY BANCORP
filed 2006-08-10
CIK 1273805

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

	September 30,
	2005	2004	2003	2002	2001
	(In Thousands)
Selected Financial Condition Data:
Total assets	$245,707	$161,980	$130,400	$115,257	$108,083
Loans receivable, net	217,931	152,376	123,107	104,091	93,618
Other Interest-bearing deposits	1,444	--	--	1,485	6,931
Securities available for sale	2,088	--	--	--	--
Deposits	177,469	127,976	114,963	104,429	98,128
Total borrowings	36,200	13,500	3,700	--	--
Stockholders' equity(1)	29,553	19,606	10,991	10,393	9,729

_____________________
(1)    Prior to March 24, 2004, Citizens Community Federal was a mutual institution whose equity was retained earnings.

	Year Ended September 30,
	2005	2004	2003	2002	2001
	(In Thousands)
Selected Operations Data:
Total interest income	$11,926	$9,619	$8,880	$8,493	$8,822
Total interest expense	3,992	2,889	3,178	3,859	4,844
Net interest income	7,934	6,730	5,702	4,634	3,978
Provision for loan losses	414	396	406	375	230
Net interest income after provision for loan
losses	7,520	6,334	5,296	4,259	3,748
Fees and service charges	1,160	1,038	1,009	821	782
Gain (loss) on sales of loans, mortgage-backed
securities and investment securities	--	--	--	--	--
Other non-interest income	861	331	323	286	218
Total non-interest income	2,021	1,369	1,332	1,107	1,000
Total non-interest expense	7,806	6,323	5,641	4,675	4,189
Income before taxes	1,735	1,380	987	691	559
Income tax provision(2)	684	543	390	27	--
Net income	$ 1,051	$ 837	$ 597	$ 664	$ 559
Basic and diluted earnings per share	$0.35	$0.16(1)	N/A(2)	N/A(2)	N/A(2)

_________________
(1)	The formation of the Company was completed March 29, 2004, the date of completion of the initial public offering. The basic and diluted EPS are presented for the period March 29, 2004 through September 30, 2004. The weighted average number of shares outstanding for this period was 3,038,769 for basic and diluted EPS.
(2)	Because the formation of the Company was completed on March 29, 2004, per share earnings for those years are not meaningful.

Next Page

Selected Financial Ratios and Other Data
	September 30,
	2005	2004	2003	2002	2001
Performance Ratios
Return on assets (ratio of net income to average total assets)	0.56%	0.57%	0.49%	0.60%	0.54%
Return on assets, net of tax(1)	0.56%	0.57%	0.49%	0.37%	0.33%
Return on equity (ratio of net income to average
equity)	4.87%	5.47%	5.59%	6.61%	5.92%
Return on equity, net of tax(1)	4.87%	5.47%	5.59%	4.15%	3.58%
Interest rate spread information
Average during period	4.28%	4.50%	4.82%	4.30%	3.99%
End of period	3.92%	4.59%	4.80%	4.74%	3.88%
Net interest margin	4.19%	4.70%	4.90%	4.39%	4.14%
Ratio of operating expense to average total assets	4.12%	4.33%	4.59%	4.19%	4.05%
Ratio of average interest-bearing assets to
average interest bearing liabilities	1.11%	1.10%	1.05%	1.03%	1.03%

Quality Ratios
Non-performing assets to total assets at end
of period	0.29%	0.43%	0.43%	0.53%	0.37%
Allowance for loan losses to non-performing
loans	118.26%	79.51%	82.92%	65.36%	75.74%
Allowance for loan losses to net loans	0.37%	0.36%	0.38%	0.34%	0.33%

Capital Ratios
Equity to total assets at end of period	12.03%	12.10%	8.43%	9.02%	9.00%
Average equity to average assets	11.40%	10.46%	8.70%	9.01%	9.14%

Other Data
Number of full-service offices	12	10(2)	8	7	6
_________________
(1)	Until its conversion to a federally chartered mutual savings bank on December 10, 2001, Citizens Community Federal was a credit union, exempt from federal and state income taxes. Had Citizens Community Federal been subject to federal and state income taxes for the fiscal years ended September 30, 2002 and 2001, income tax expense would have been approximately $273,000 and $221,000, respectively, and net income would have been approximately $418,000, and $338,000, respectively.
(2)	Includes Oakdale, Minnesota Branch, which opened on October 1, 2004.

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

Next Page

Citizens Community Bancorp and Subsidiary

Consolidated Statements of Income
Years Ended September 30, 2005 and 2004

	2005	2004

Interest and dividend income:
Interest and fees on loans	$11,708,703	$9,544,179
Interest on investments	217,386	75,309

Total interest and dividend income	11,926,089	9,619,488

Interest expense:
Interest on deposits	3,263,059	2,804,710
Interest on FHLB advances	728,618	84,597

Total interest expense	3,991,677	2,889,307

Net interest income	7,934,412	6,730,181
Provision for loan losses	414,078	395,997

Net interest income after provision for loan losses	7,520,334	6,334,184

Noninterest income:
Service charges on deposit accounts	832,188	784,318
Insurance commissions	397,287	308,835
Loan fees and service charges	328,329	258,784
Other	463,045	16,720

Total noninterest income	2,020,849	1,368,657

Noninterest expense:
Salaries and related benefits	4,687,447	3,986,524
Occupancy - Net	752,336	629,849
Office	667,968	546,510
Data processing	329,761	301,503
Other	1,368,267	858,582

Total noninterest expense	7,805,779	6,322,968

Income before provision for income taxes	1,735,404	1,379,873
Provision for income taxes	684,334	543,328

Net income	$1,051,070	$836,545

Basic earnings per share	$0.35	$0.16

Diluted earnings per share	$0.35	$0.16

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

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The weighted average number of shares outstanding was 3,007,681 for basic EPS and 3,009,002 for diluted EPS in 2005. The formation of the Company was completed March 29, 2004, the date of completion of the initial public offering. The basic and diluted EPS are presented for the period March 29, 2004 through September 30, 2004. The weighted average number of shares outstanding for this period was 3,038,769 for basic and diluted EPS.

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

The following table illustrates the effect of net income and earnings per share if the fair-value-based method had been applied to all outstanding and unvested awards in each year:

	2005	2004

Net income, as reported	$1,051,070	$836,545
Deduct:
Total stock-based employee compensation expense determined under the fair-value-based method for all awards, net of related tax effects	44,576	0

Pro forma net income	$1,006,494	$836,545

Earnings per share - Basic and diluted
As reported:
Basic	$0.35	$0.16
Diluted	$0.35	$0.16

Pro forma:
Basic	$0.33	$0.16
Diluted	$0.33	$0.16

Next Page

Citizens Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 1	Summary of Significant Accounting Policies (Continued)

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